UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

Teton Advisors, Inc.
(Exact name of registrant as specified in its charter)

Commission File Number: 024-11882

Delaware	13-4008049
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

189 Mason Street Greenwich, Connecticut	06830
(Address of principal executive offices)	(Zip Code)

(914) 457-1070

Registrant’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Teton Advisors, Inc.

FORM 1-K

For the fiscal year ended December 31, 2022

i

Part II.

Forward-Looking Statements

Our disclosure and analysis in this document and any documents that are incorporated by reference contain some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements because they do not relate strictly to historical or current facts. They use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning. They also appear in any discussion of future operating or financial performance. In particular, these include statements relating to future actions, future performance of our products, expenses, the outcome of any legal proceedings, and financial results.

Although we believe that we are basing our expectations and beliefs on reasonable assumptions within the bounds of what we currently know about our business and operations, there can be no assurance that our actual results will not differ materially from what we expect or believe. Some of the factors that could cause our actual results to differ from our expectations or beliefs include, without limitation: the adverse effect from a decline in the securities markets; a decline in the performance of our products; a general downturn in the economy; changes in government policy or regulation; changes in our ability to attract or retain key employees; and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations. We also direct your attention to any more specific discussions of risk contained in the RISK FACTORS section below and in our other public filings or in documents incorporated by reference here or in prior filings or reports.

We are providing these statements as permitted by the Private Litigation Reform Act of 1995. We do not undertake to update publicly any forward-looking statements if we subsequently learn that we are unlikely to achieve our expectations or if we receive any additional information relating to the subject matter of our forward-looking statements.

Item 1. Description of the Business

Unless we have indicated otherwise, or the context otherwise requires, references in this report to “Teton,” “we,” “us,” “the Company” and “our” or similar terms are to Teton Advisors, Inc., a Delaware corporation, and its consolidated subsidiaries taken as a whole.

Business Description

Teton was formed in Texas as Teton Advisers, LLC in December 1994. On March 2, 1998, Teton Advisers, LLC was renamed Gabelli Advisors, LLC and, on the same date, merged into Gabelli Advisers, Inc., a Delaware corporation. On January 25, 2008, Gabelli Advisers, Inc. was renamed Teton Advisors, Inc. (OTCQX: TETAA). Teton’s principal executive office is located at 189 Mason Street, Greenwich, Connecticut.

Teton was spun-off from GAMCO Investors, Inc. (NYSE: GBL) (“GAMCO”), which had a 42% ownership stake, on March 20, 2009. Teton began trading on September 16, 2009 at $2.75 per share.

On February 28, 2017, Teton acquired the assets of Keeley Asset Management Corp. (“KAMCO”) in a newly formed, wholly-owned subsidiary, Keeley-Teton Advisors, LLC (“Keeley-Teton”). Keeley-Teton serves as the investment advisor for the KEELEY Funds and separately managed accounts. The acquisition expanded Teton’s product suite to eleven mutual funds under the TETON Westwood and KEELEY Funds Brands (collectively referred to herein as the “Funds”), along with various separately managed account strategies.

On December 30, 2021, Teton transferred the investment management agreement with the TETON Westwood SmallCap Equity Fund and the portfolio team that managed the fund to Keeley-Teton.

On December 31, 2021, Teton transferred its advisory business, operations and personnel to a new wholly-owned subsidiary, Teton Advisors, LLC (“Teton LLC”).

Teton LLC is a registered investment advisor and serves as the investment manager for four TETON Westwood Funds with assets under management (“AUM”) of $554.4 million at December 31, 2022. In addition to the funds, Teton, LLC acts as the investment advisor for unified managed accounts with AUM of $15.2 million at December 31, 2022. Teton’s website is www.tetonadv.com.

The TETON Westwood Funds consist of the following funds:

●	TETON Westwood Mighty MitesSM Fund

●	TETON Westwood Equity Fund

●	TETON Westwood Balanced Fund

●	TETON Westwood SmallCap Equity Fund

●	TETON Convertible Securities Fund

Keeley-Teton is a registered investment advisor and serves as the investment manager for the KEELEY Funds with AUM of $455.8 million at December 31, 2022. It is also the investment manager of one TETON Westwood Fund named TETON Westwood SmallCap Equity Fund with AUM of $64.7 million at December 31, 2022. Keeley-Teton’s website is www.keeleyteton.com.

The KEELEY Funds consist of the following funds:

●	KEELEY Small Cap Dividend Fund

●	KEELEY Small-Mid Cap Fund

●	KEELEY Mid Cap Dividend Value Fund

Teton LLC has retained Gabelli Funds, LLC, a subsidiary of GAMCO Investors, Inc., a NYSE listed company, to act as sub-advisor for the TETON Westwood Mighty Mites Fund and the TETON Convertible Securities Fund. Teton LLC has also retained Westwood Management Corporation, a subsidiary of Westwood Holdings Group, Inc. (NYSE: WHG) to act as sub-advisor for the TETON Westwood Balanced Fund and the TETON Westwood Equity Fund. The TETON Westwood SmallCap Equity Fund and all of the KEELEY Funds are advised by Keeley-Teton.

In addition to the Funds, Keeley-Teton acts as investment adviser to various separately managed institutional, wrap, unified managed and private wealth accounts. The total assets under management of these accounts were $408.1 million at December 31, 2022.

Teton LLC and Keeley-Teton’s total assets under management were $1.5 billion at December 31, 2022.

G.distributors, LLC (“G.distributors”), an affiliate of Teton and a subsidiary of GAMCO, distributes both the TETON Westwood and KEELEY Funds pursuant to distribution agreements with each fund.

Business Strategy

Our business strategy targets global growth of the franchise through continued leveraging of our asset management capabilities, including our brand name and long-term investment performance records, through organic and strategic growth initiatives.

Open-End Funds:  Teton provides advisory services to the Funds, consisting of eight open-end funds, four of which are managed on a day-to-day basis by Keeley-Teton, two of which are sub-advised by Gabelli Funds, LLC, and two of which are sub-advised by Westwood Management Corporation. AUM in open-end Funds was approximately $1.1 billion at December 31, 2022, a decrease of 26.7% from $1.5 billion of AUM at December 31, 2021.

We market our open-end funds primarily through third party distribution programs, including no transaction fee (“NTF”) programs, and have developed additional share classes for many of our funds for distribution through additional third-party distribution channels.

At December 31, 2022, third party distribution programs accounted for approximately 87% of all assets in TETON Westwood open-end funds, 98% of the assets in KEELEY Funds. At December 31, 2022, approximately 13% of TETON Westwood Fund’s AUM and 2% of KEELEY Fund’s AUM in open-end funds were sourced through G.distributors direct sales relationships.

Separate, Wrap, Unified Managed and Private Client Accounts: Since 2009, we have provided investment management services to separate account clients. In connection with our acquisition of KAMCO in 2017, we expanded our investment advisory service offerings to include wrap and private client accounts. During 2022 we included unified managed accounts to our investment advisory services. At December 31, 2022, we had $423.3 million of AUM in these product offerings, a decrease of $90.3 million or 17.6% from $513.6 million at December 31, 2021. In general, our separate, wrap, unified managed and private client accounts will be managed to meet the specific needs and objectives of each client. The investment advisory agreements for our separate, wrap, private client account clients are subject to termination by the client without penalty on 30 days’ notice.

Shareholders of the open-end TETON Westwood Funds and KEELEY Funds can exchange shares among the same class of shares of the other open-end TETON Westwood Funds, as well as the Gabelli/GAMCO open-end funds, as economic and market conditions and investor needs change, at no additional cost. However, certain open-end Funds impose a 2% redemption fee on shares redeemed seven days or less after a purchase. We may periodically introduce new funds designed to complement and expand our investment product offerings, respond to competitive developments in the financial marketplace and meet the changing needs of investors.

Assets Under Management

The following table sets forth total AUM by product type as of the year ended shown:

Assets Under Management

By Product Type

(in millions)

We reported assets under management as follows

(in millions):

						% Inc. (Dec.)
	2022	2021	2020	2019	2018	2022 / 2021

Equities	$1,498	$2,001	$1,829	$2,326	$2,428	(25.1)%
Fixed Income	-	-	-	5	7	0.0%
Total Assets Under Management	$1,498	$2,001	$1,829	$2,331	$2,435	(25.1)%

Distribution, Marketing and Shareholder Servicing

In an effort to increase AUM, the marketing team at Teton is focused on major mutual fund industry distribution channels, which include the direct, advisory, supermarket, retirement and institutional channels. In the direct channel, investors carry out transactions directly with mutual fund companies. In all other mutual fund channels, individuals use intermediaries to purchase funds on their behalf. The advisory channel consists of financial intermediaries which provide ongoing investment advice and monitoring. These include full-service brokerage firms, banks, insurance companies and financial planners. Advisors are compensated through sales loads or fees.

Through a service agreement with GAMCO Investors, Inc., Teton utilizes the G.distributors wholesaler and internal marketing force to gather assets in these channels. Teton is similarly targeting the defined contribution retirement and institutional channels, which consists of corporations, endowments and foundations. Teton believes it can serve all of these channels because its mutual funds have multiple share classes.

Teton is pursuing non-mutual fund opportunities mainly in the small, small-mid (SMID) and mid cap equity asset classes. The marketing effort is focused on sub-advisory and traditional separate accounts, as well as private client and wrap accounts. The target market consists of insurance companies, commercial banks, institutions and charitable organizations that rely on consultant due diligence and recommendations. Teton seeks to build strategic relationships with institutions and wealth management providers with whom the Teton management team has developed long-term relationships.

G.distributors distributes the Funds pursuant to distribution agreements with each fund. Under the distribution agreements, G.distributors offers and sells the Funds’ shares on a continuous basis and pays most of the costs of marketing and selling the shares, including printing and mailing prospectuses and sales literature, advertising and maintaining sales and customer service personnel and sales and services fulfillment systems, and payments to the sponsors of third-party distribution and financial intermediaries’ programs for the Funds, and G.distributors sales personnel. G.distributors receives fees for such services pursuant to distribution plans adopted under provisions of Rule 12b-1 of the Investment Company Act of 1940, as amended.

Under the distribution agreements, certain share classes of the Funds are subject to 12b-1 distribution plans (the “12b-1 Plans”). Pursuant to the 12b-1 Plans, the Class A and AAA shares of the TETON Westwood Funds and the Class A shares of the KEELEY Funds pay 0.25% per year on the average daily net assets of the fund, and the Class C shares of the TETON Westwood Funds pay 1.00% per year on the average daily net assets of the fund. The payments are made to G.distributors and other third-party broker-dealers.

G.distributors’ distribution agreements with the Funds may continue in effect from year to year only if specifically approved at least annually by (i) the Funds’ Board of Trustees (“Board of Trustees”) or (ii) the Funds’ shareholders and, in either case, the vote of a majority of the trustees who are not parties to the agreement or “interested persons” of any such party, within the meaning of the Investment Company Act. Each Fund may terminate its distribution agreement, or any agreement thereunder, at any time upon 60 days’ written notice by (i) a vote of the majority of the trustees cast in person at a meeting called for the purpose of voting on such termination or (ii) a vote at a meeting of shareholders of the lesser of either 67% of the voting shares represented in person or by proxy or 50% of the outstanding voting shares of such Fund. Each distribution agreement automatically terminates in the event of its assignment, as defined in the Investment Company Act. G.distributors may terminate a distribution agreement without penalty upon 60 days’ written notice.

Keeley-Teton serves as the shareholder servicing agent of the KEELEY Funds pursuant to a shareholder servicing plan and agreement. Under the shareholder servicing agreement, Keeley-Teton is responsible for providing non-distribution, shareholder support services to certain shareholders of the KEELEY Funds. Pursuant to the shareholder service plan, all share classes of the KEELEY Funds pay Keeley-Teton 0.05% per year on the average daily net assets of each Fund. The payments are made to Keeley-Teton by the KEELEY Funds, and Keeley-Teton in turn remits such payments to various third-party intermediaries. The shareholder servicing plan and agreement may continue in effect from year to year only if specifically approved at least annually by the Funds’ Board of Trustees, the vote of a majority of the trustees who are not parties to the agreement or “interested persons” of any such party, within the meaning of the Investment Company Act. Each Fund may terminate its shareholder servicing plan and agreement, or any agreement thereunder, at any time by a vote of the majority of the trustees cast in person at a meeting called for the purpose of voting on such termination.

Investment Management Agreements

Teton provides investment advisory and management services pursuant to investment management agreements with the Funds. The investment management agreements with the Funds generally provide that Teton is responsible for the overall investment and administrative services, subject to the oversight of the Board of Trustees and in accordance with each Funds’ fundamental investment objectives and policies. The administrative services include, without limitation, supervision of the calculation of net asset value, preparation of financial reports for shareholders of the Funds, internal accounting, tax accounting and reporting, regulatory filings and other services. Most of these administrative services are provided through contracts or sub-contracts with unaffiliated third parties.

The Funds’ investment management agreements may continue in effect from year to year only if specifically approved at least annually by (i) the Funds’ Board of Trustees or (ii) the Fund’s shareholders and, in either case, the vote of a majority of the trustees who are not parties to the agreement or “interested persons” of any such party, within the meaning of the Investment Company Act. Each Fund may terminate its investment management agreement at any time upon 60 days’ written notice by (i) a vote of the majority of the Board of Trustees cast in person at a meeting called for the purpose of voting on such termination or (ii) a vote at a meeting of shareholders of the lesser of either 67% of the voting shares represented in person or by proxy or 50% of the outstanding voting shares of such fund. Each investment management agreement automatically terminates in the event of its assignment, as defined in the Investment Company Act. Teton may terminate an investment management agreement with the TETON Westwood Funds without penalty on 60 days’ written notice.

Pursuant to the terms of these investment management agreements, neither Teton nor its officers, directors, employees, agents or controlling persons (“Teton Persons”) are liable to the Funds for any act or omission or for any loss sustained by the Funds in connection with the matters to which the advisory agreement relates. However, Teton Persons are liable to the Funds under these agreements with respect to a loss resulting from willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of its reckless disregard of its obligation and duties under the agreement.  The investment management agreements also set forth certain indemnification rights for Teton, its employees, officers, directors and agents.

Sub-advisory Agreements

Teton pays Westwood Management Corporation a sub-advisory fee of 35% of net revenues for the TETON Westwood Balanced and TETON Westwood Equity Funds. “Net revenues” are defined as management fees less twenty basis points for mutual fund administration expenses (which are paid to GAMCO). For 2022 and 2021, the sub-advisory fees paid to Westwood Management Corporation by Teton amounted to $230,335 and $256,978, respectively. This agreement may be terminated by Westwood Management Corporation on 60 days’ prior written notice and may be terminated by the Funds or Teton on 60 days’ prior written notice, if terminated by the Funds, it must be approved by a majority of the Board of Trustees or the holders of a “majority of the voting securities” of the Funds.

Teton pays Gabelli Funds, LLC an annual rate of 0.32% of the average net assets of the TETON Westwood Mighty Mites and TETON Westwood Convertible Securities Funds. For 2022 and 2021, the sub-advisory fees paid to Gabelli Funds, LLC by Teton amounted to $1,901,028 and $2,523,875, respectively. This agreement may be terminated by Gabelli Funds, LLC on 60 days’ prior written notice and may be terminated by the Funds or Teton on 60 days’ prior written notice, if terminated by the Funds, it must be approved by a majority of the Board of Trustees or the holders of a “majority of the voting securities” of the Funds.

Executive Employment Agreement

Under the terms of the employment agreement approved at the recent annual meeting of shareholders, our Chairman and Chief Executive Officer (“CEO”) was due to receive $540,000 for 2022. Our Chairman and CEO elected to waive $438,500 of these fees.

Competition

We compete with other investment management firms and mutual fund companies, insurance companies, banks, brokerage firms and financial institutions that offer products that have similar features and investment objectives to those offered by us.  Many of the investment management firms with which we compete are subsidiaries of large diversified financial companies and many others are much larger in terms of AUM and revenues and, accordingly, have much larger sales organizations and marketing budgets.  Historically, we have competed primarily based on the long-term investment performance of many of our investment products.

The market for providing investment management services to institutional, wrap, unified managed and private wealth management clients is also highly competitive. Approximately 21.6% and 18.9% of our net investment advisory fee revenue for the years ended December 31, 2022 and 2021, respectively, was derived from our separate account management businesses. Selection of investment advisors by U.S. institutional investors is often subject to a screening process and to favorable recommendations by investment industry consultants. Many of these investors require their investment advisors to have a successful and sustained performance record, often five years or longer with focus also on one-year and three-year performance records.

Regulation

Virtually all aspects of our business are subject to various federal and state laws and regulations. These laws and regulations are primarily intended to protect investment advisory clients and shareholders of registered investment companies. Under such laws and regulations, agencies that regulate investment advisors and broker-dealers have broad administrative powers, including the power to limit, restrict or prohibit such an advisor or broker-dealer from carrying on its business in the event that it fails to comply with such laws and regulations. In such an event, the possible sanctions that may be imposed include the suspension of individual employees, limitations on engaging in certain lines of business for specified periods of time, revocation of the investment advisor and other registrations, censures, and fines.

Our business is subject to regulation at both the federal and state level by the United States Securities and Exchange Commission (“SEC”) and other regulatory bodies. Both Teton LLC and Keeley-Teton are registered with the SEC under the Investment Advisers Act of 1940 (“Investment Advisers Act”), and the respective Funds are registered with the SEC under the Investment Company Act of 1940. The Investment Advisers Act imposes numerous obligations on registered investment advisors including fiduciary duties, disclosure obligations and record keeping, operational and marketing requirements. The Commission is authorized to institute proceedings and impose sanctions for violations of the Investment Advisers Act, ranging from censure to termination of an investment advisor’s registration. The failure of the Company to comply with the requirements of the SEC could have a material adverse effect on us.

We derive a substantial majority of our revenues from investment advisory services through our various investment management agreements. Under the Investment Advisers Act, our investment management agreements terminate automatically if assigned without the client’s consent. Under the Investment Company Act, advisory agreements with registered investment companies such as our Funds terminate automatically upon assignment. The term “assignment” is broadly defined and includes direct as well as assignments that may be deemed to occur, under certain circumstances, upon the transfer, directly or indirectly, of a controlling interest in Teton.

Investments by Teton on behalf of our Funds may represent a significant equity ownership position in an issuer’s class of stock. This activity raises frequent regulatory, legal, and disclosure issues regarding our aggregate beneficial ownership level with respect to portfolio securities, including issues relating to issuers’ shareholder rights plans or “poison pills,” state gaming laws and regulations, federal communications laws and regulations, public utility holding company laws and regulations, federal proxy rules governing shareholder communications and federal laws and regulations regarding the reporting of beneficial ownership positions.  Our failure to comply with these requirements could have a material adverse effect on the Company.

The USA Patriot Act of 2001 contains anti-money laundering and financial transparency laws and mandates the implementation of various new regulations applicable to broker-dealers, mutual funds and other financial services companies, including standards for verifying client identification at account opening, and obligations to monitor client transactions and report suspicious activities.  Anti-money laundering laws outside of the U.S. contain some similar provisions.  Our failure to comply with these requirements could have a material adverse effect on the Company.

We are subject to the laws of non-U.S. jurisdictions and non-U.S. regulatory agencies or bodies. In particular, we are subject to requirements in numerous jurisdictions regarding reporting of beneficial ownership positions in securities issued by companies whose securities are publicly traded in those countries.

The investment management industry is likely to continue to face a high level of regulatory scrutiny and become subject to additional rules designed to increase disclosure, tighten controls and reduce potential conflicts of interest.  In addition, the SEC has substantially increased its use of focused inquiries in which it requests information from a number of fund complexes regarding particular practices or provisions of securities laws.  We participate in some of these inquiries in the normal course of our business.  Changes in laws, regulations and administrative practices by regulatory authorities, and the associated compliance costs, have increased our cost structure and could in the future have a material impact on our business and results. Although we have installed procedures and utilize the services of experienced administrators, accountants and lawyers to assist us in adhering to regulatory guidelines and satisfying these requirements, and maintain insurance to protect ourselves in the case of client losses, there can be no assurance that the precautions and procedures that we have instituted and installed, or the insurance that we maintain to protect ourselves in case of client losses, will protect us from all potential liabilities.

Personnel

As of December 31, 2022, we had a total of 24 full time staff, of whom 15 served in the portfolio management, portfolio management support and trading areas, 4 served in the marketing and shareholder servicing areas, and 5 served in the administration area. Additionally, through our Administrative Services Agreement with GAMCO, we are provided additional services including, but not limited to, trading, administration services, operational and general administrative assistance, including office space, and office equipment services, and legal, regulatory and compliance advice as needed.

RISK FACTORS

Business Risks

You should carefully consider the risks described below and all of the other information in this report in evaluating Teton. Teton’s business, financial condition, cash flows and/or results of operations could be materially adversely affected by any of these risks.

This report also contains forward-looking statements that involve risks and uncertainties. Teton’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including the risks faced by Teton described below, elsewhere in this report as well as other potential risks which we cannot currently identify or describe.

Risks Related to the Business

Certain of our directors may have actual or potential conflicts of interest because of their ownership in GAMCO.

Several of our directors own shares of GAMCO common stock. This ownership may create, or may create the appearance of, conflicts of interest. Mario J. Gabelli is deemed to control Teton by his ownership in Teton shares as well as through GGCP’s ownership in Teton. GGCP is a private company controlled by Mr. Gabelli.  Mr. Gabelli is the controlling shareholder of both Teton and GAMCO. Further, Marc Gabelli, our Executive Chairman and Chief Executive Officer, has served as President and as a director of GGCP since 1999.

Potential conflicts of interest could arise in connection with the resolution of any dispute between GAMCO and Teton regarding the terms of the agreements governing the separation and the relationship thereafter between the companies. The officers of GAMCO may interpret these agreements to the benefit of GAMCO that would adversely affect the business of Teton.

We may have been able to receive better terms from unaffiliated third parties than the terms provided in our agreements with GAMCO and G.distributors.

The agreements related to our separation from GAMCO, including the Separation Agreement, the Administrative Services Agreement, the sub-lease and the Service Mark and Name License Agreement, were negotiated in the context of our separation from GAMCO while we were still majority-owned by GAMCO. Likewise, our agreement with G.distributors, a subsidiary of GAMCO, to distribute shares of the Funds was entered into when we were still affiliated with G.distributors. Accordingly, such agreements may not reflect terms that would have been reached between unaffiliated parties. The terms of the agreements we negotiated in the context of our separation related to, among other things, indemnities, and other obligations between GAMCO and us. Had these agreements been negotiated with unaffiliated third parties, they might have been more favorable to us.

To the extent we are forced to compete on the basis of price, we may not be able to maintain our current fee structure.

The investment management business is highly competitive and has relatively low barriers to entry. To the extent we are forced to compete on the basis of price, we may not be able to maintain our current fee structure. Although our investment management fees vary from product to product, historically we have competed primarily on the performance of our products and not on the level of our investment management fees relative to those of our competitors. In recent years, however, there has been a trend toward lower fees in the investment management industry. In order to maintain our fee structure in a competitive environment, we must be able to continue to provide clients with investment returns and service that make investors willing to pay our fees. In addition, the Board of Trustees of the Funds must make certain findings as to the reasonableness of our fees. We cannot be assured that we will succeed in providing investment returns and service that will allow us to maintain our current fee structure. Fee reductions on existing or future new business could have an adverse effect on our profit margins and results of operations.

We derive a substantial portion of our revenues from investment advisory contracts that may be terminated on short notice or may not be renewed by clients.

Substantially all of our revenues are derived from investment management agreements. Investment management agreements with the Funds are terminable without penalty on 60 days' notice (subject to certain additional procedural requirements in the case of termination by a Westwood Fund) and must be specifically approved at least annually, as required by law. Such annual renewal requires, among other things, approval by the disinterested members of the Funds’ Board of Trustees. Investment advisory agreements with our separate account clients are terminable by the client without penalty on 30 days’ notice. Any failure to renew or termination of these agreements or arrangements would have a material adverse effect on us.

Investors in the funds or separate, wrap, unified managed or private client accounts can redeem their investments at any time, which could adversely affect our earnings.

Funds’ investors may redeem their investments in those Funds at any time without prior notice. Separate, wrap, unified managed or private client account clients may also redeem their investments at any time. Investors may reduce the aggregate amount of AUM for any number of reasons, including investment performance, rebalancing decisions, changes in prevailing interest rates and financial market performance. In a declining stock market, the pace of mutual fund and separate accounts redemptions could accelerate. Poor performance relative to other asset management firms tends to result in decreased purchases of mutual fund shares and increased redemptions of mutual fund shares. The redemption of investments in Funds or separate accounts managed by us would adversely affect our revenues, which are substantially dependent upon the AUM in the Funds and separate accounts. If redemptions of investments in the Funds or separate accounts caused our revenues to decline, it could have a material adverse effect on our earnings.

Certain changes in control of us would automatically terminate our investment management agreements with the Funds, unless the Funds’ Board of Trustees and shareholders vote to continue the agreements and could prevent us for a two-year period from increasing the investment advisory fees we are able to charge the Funds.

Under the Investment Company Act, an investment management agreement with a fund must provide for its automatic termination in the event of its assignment. The Fund’s Board and shareholders must vote to continue the agreement following its assignment, the cost of which ordinarily would be borne by us. Under the Investment Advisers Act, a client’s investment management agreement may not be “assigned” by the investment adviser without the client’s consent. An investment management agreement is considered under both acts to be assigned to another party when a controlling block of the adviser’s securities is transferred. In our case, an assignment of our investment management agreements may occur if, among other things, we sell or issue a certain number of additional common shares in the future. We cannot be certain that the Funds will consent to assignments of its investment management agreements or approve new agreements with us if an assignment occurs. Under the Investment Company Act, if a fund’s investment adviser engages in a transaction that results in the assignment of its investment management agreement with the fund, the adviser may not impose an “unfair burden” on that fund as a result of the transaction for a two-year period after the transaction is completed. The term “unfair burden” has been interpreted to include certain increases in investment advisory fees. This restriction may discourage potential purchasers from acquiring a controlling interest in us.

A decline in the prices of securities would lead to a decline in our AUM, revenues and earnings.

Substantially all of our revenues are determined by the amount of our AUM. Under our investment advisory contracts with the Funds, the investment advisory fees we receive are typically based on the market value of AUM. Accordingly, a decline in the prices of securities generally may cause our revenues and net income to decline by causing the value of our AUM to decrease, which would result in lower investment advisory fees, or causing the Funds’ investors to withdraw funds in favor of investments they perceive to offer greater opportunity or lower risk, which would also result in lower fees. The securities markets are highly volatile, and securities prices may increase or decrease for many reasons, including economic and political events and acts of terrorism beyond our control. If a decline in securities prices caused our revenues to decline, this could have a material adverse effect on our earnings.

Catastrophic and unpredictable events could have a material adverse effect on our business.

A terrorist attack, war, power failure, cyber-attack, natural disaster or other catastrophic or unpredictable event could adversely affect our future revenues, expenses and earnings by interrupting our normal business operations; sustaining employee casualties, including loss of our key executives; requiring substantial expenditures and expenses to repair, replace and restore normal business operations; and reducing investor confidence.

For example, a novel strain of coronavirus, and its variants (“COVID-19”), which was first reported in late 2019, caused restrictions on travel and congregation as well as the temporary closure of many non-essential businesses. COVID-19 continues to disrupt the global supply chain which could add inflationary pressures to the economy.

Additionally, in response to the invasion of Ukraine by Russia, economic sanctions were imposed on individuals and entities within Russia by governments around the world, including the United States and European Union.

We have a disaster recovery plan to address certain contingencies, but we cannot be assured that this plan will be sufficient in responding to or ameliorating the effects of all disaster scenarios. If our employees or vendors we rely upon for support in a catastrophic event are unable to respond adequately or in a timely manner, we may lose clients resulting in a decrease in AUM which may have a material adverse effect on revenues and net income.

Control by Mr. Gabelli of a majority of the combined voting power of our common stock may give rise to conflicts of interests.

Mr. Gabelli indirectly beneficially owns and controls a majority of our outstanding common stock. As long as Mr. Gabelli indirectly beneficially owns a majority of the combined voting power of our common stock, he will have the ability to elect all of the members of our Board of Directors and thereby control our management and affairs, including determinations with respect to acquisitions, dispositions, borrowings, issuances of common stock or other securities, and the declaration and payment of dividends on the common stock. In addition, Mr. Gabelli will be able to determine the outcome of matters submitted to a vote of shareholders for approval and will be able to cause or prevent a change in control of us. As a result of Mr. Gabelli's control, none of our agreements with Mr. Gabelli and other companies controlled by him have been arrived at through "arm's-length" negotiations, although we believe that the parties endeavor to implement market-based terms. There can be no assurance that we would not have received more favorable terms from an unaffiliated party.

We depend on key personnel.

Our future success depends to a substantial degree on our ability to retain and attract qualified personnel to conduct our investment management business. The market for qualified portfolio managers is competitive. There can be no assurance that we will be successful in our efforts to recruit and retain the required personnel. The loss of key management professionals or the inability to recruit and retain sufficient portfolio managers and marketing personnel could have a material adverse effect on our business.

There may be adverse effects on our business from a decline in the performance of the securities markets.

Our results of operations are affected by many economic factors, including the performance of the securities markets. The securities markets in general have experienced significant volatility, and such volatility may continue or increase in the future. At December 31, 2022, approximately 96%, 4% and 1% of our AUM was invested in portfolios consisting of equity securities, fixed income securities and cash, respectively. Any decline in the securities markets, in general, and the equity markets, in particular, could reduce our AUM and consequently reduce our revenues. In addition, any such decline in the equity markets, failure of these markets to sustain their prior levels of growth or continued short-term volatility in these markets could result in investors withdrawing from the equity markets or decreasing their rate of investment, either of which would be likely to adversely affect us. From time to time, a relatively high proportion of the assets we manage may be concentrated in particular industry sectors. A general decline in the performance of securities in those industry sectors could have an adverse effect on our AUM and revenues.

Future investment performance could reduce revenues and other income.

Success in the investment management and mutual fund businesses is dependent on investment performance as well as distribution and client servicing. Good performance generally stimulates sales of our investment products and tends to keep withdrawals and redemptions low, which generates higher management fees (which are based on the amount of AUM). Conversely, relatively poor performance tends to result in decreased sales, increased withdrawals and redemptions in the case of the open-end Funds, and in the loss of sub-advised clients, with corresponding decreases in revenues to us. Many analysts of the mutual fund industry believe that investment performance is the most important factor for the growth of open-end funds, such as those we offer. Failure of our investment products to perform well or failure of the Funds to maintain ratings or rankings could, therefore, have a material adverse effect on us.

We rely on third-party distribution programs.

Since 1996, we have experienced growth in sales of the Funds through third-party distribution programs, which are programs sponsored by third-party intermediaries that offer their mutual fund customers a variety of competing products and administrative services. Approximately $989.0 million or 87% of our TETON Westwood AUM, and 98% of KEELEY Funds AUM in the Funds as of December 31, 2022 were obtained through third-party distribution programs which includes the Broker Dealer, NTF and Bank Trust channels. The cost of participating in third-party distribution programs is higher than our direct distribution costs, and it is anticipated that the cost of third-party distribution programs will increase in the future. Any increase would be likely to have an adverse effect on our profit margins and results of operations. In addition, there can be no assurance that the third-party distribution programs will continue to distribute the Funds. The decision by these third-party distribution programs to discontinue distribution of the Funds, or a decision by us to withdraw one or more of the Funds from the programs, could have an adverse effect on our growth of AUM.

Operational risks may disrupt our business which may result in regulatory action against us or limit our growth.

We face operational risk arising from errors made in the execution, confirmation, or settlement of transactions or from transactions not being properly recorded, evaluated or accounted for. Our business is highly dependent on its ability to process, on a daily basis, transactions across markets in an efficient and accurate manner. Consequently, we rely heavily on our financial, accounting, and other data processing systems. If any of these systems do not operate properly or are disabled, we could suffer financial loss, a disruption of our businesses, liability to clients, regulatory intervention, or reputational damage.

Dependence on information systems.

We operate in an industry that is highly dependent on its information systems and technology. We outsource a significant portion of its information systems operations to third parties who are responsible for providing the management, maintenance and updating of such systems. There can be no assurance that such information systems and technology will continue to be able to accommodate our growth or that the cost of maintaining such outsourcing arrangements will not increase from its current level. Such a failure to accommodate growth, or an increase in costs related to these information systems, could have a material adverse effect on us.

Cyber incidents or attacks directed at us could result in information theft, data corruption, operational disruption and/or financial loss.

Like all companies, we may be susceptible to operational and information security risks. Cybersecurity failures or breaches of the company or its service providers can cause disruptions and impact our business operations, potentially resulting in financial losses, the inability to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs. The Company could be negatively impacted as a result.

We face exposure to litigation and arbitrage claims within our business.

The volume of litigation and arbitrage claims against financial services firms and the number of damages claimed has increased over the past several years. The types of claims that we may face are varied. For example, we may face claims against us for purchasing securities that are inconsistent with a client’s investment objectives or guidelines, in connection with the operation of the Funds or arising from an employment dispute. The risk of litigation is difficult to assess or quantify and may occur years after the activities or events at issue. Even if we prevail in a legal action brought against us, the costs alone of defending against the action could have a material adverse effect on us.

Our reputation is critical to our success.

Our reputation is critical to maintaining and developing relationships with our clients, the Fund shareholders, and third-party intermediaries. In recent years, there have been several well-publicized cases involving fraud, conflicts of interest or other misconduct by individuals in the financial services industry. Misconduct by our staff, or even unsubstantiated allegations, could result not only in direct financial harm but also harm to our reputation, causing injury to the value of our brand and our ability to retain or attract AUM. In addition, in certain circumstances, misconduct on the part of our clients or other parties could damage our reputation. Harm to our reputation could have a material adverse effect on us.

We face strong competition from numerous and, in many instances, larger companies.

The asset management business is intensely competitive. We compete with numerous investment management companies, stock brokerage and investment banking firms, insurance companies, banks, savings and loan associations and other financial institutions. Continuing consolidation in the financial services industry has created stronger competitors with greater financial resources and broader distribution channels than our own. Additionally, competing securities dealers whom we rely upon to distribute our mutual funds also sell their own proprietary funds and investment products, which could limit the distribution of our investment products.  To the extent that existing or potential customers, including securities dealers, decide to invest in or distribute the products of our competitors, the sales of our products as well as our market share, revenues and net income could decline. Both GAMCO and Teton have as their principal businesses asset management and derive most of their revenues through that business and, as such, may compete with each other.

Fee pressures could reduce our profit margins.

There has been a trend toward lower fees in some segments of the investment management industry.  In order for us to maintain our fee structure in a competitive environment, we must be able to provide clients with investment returns and service that will encourage them to be willing to pay such fees.  Accordingly, there can be no assurance that we will be able to maintain our current fee structure.  Fee reductions on existing or future new business could have an adverse impact on our profit margins and results of operations.

We advance commissions on sales of TETON Westwood Funds’ Class C shares.

Class C shares have a distribution plan under which the distributor, G.distributors, will advance the first year’s broker commission in exchange for collecting the first years’ service and distribution fee totaling 1%. This fee, paid monthly, is based on the average daily AUM which may either increase or decrease during the month causing the distributor to either receive more or less than the amount advanced. The Company has agreed to reimburse the distributor for the amounts advanced and collect the first years’ service and distribution fee which, if lower, will be less than the amount advanced. There is no assurance that we will fully collect the amounts advanced.

Risks Related to Our Common Stock

Our Class A common stock and Class B common stock are subject to more volatility and more limited liquidity than shares traded on national exchanges.

Our Class A common stock and Class B common stock trades in the over-the-counter markets on the OTCQX exchange (“OTC market”) under the symbol TETAA and TETAB, respectively. The OTC Market allows participants to trade without a central exchange or third party – trading directly between two parties. OTC markets are generally less transparent than exchanges and subject to fewer regulations. When fewer shares of a security are being traded, volatility of prices may increase, and price movement may outpace the ability to deliver accurate quote information. Due to low trading volumes in shares of our Class A common stock and Class B common stock, there is a lower likelihood of one’s orders for shares being executed, and current prices may differ significantly from the price one was quoted at the time of one's order entry. Consequently, you may not be able to sell shares of our Class A common stock or Class B common stock at the optimum trading prices.

The disparity in the voting rights among the classes of shares may have a potential adverse effect on the price of our Class A Stock.

The holders of Class A common stock and Class B common stock have identical rights except that (i) holders of Class A common stock are entitled to one vote per share, while holders of Class B common stock are entitled to ten votes per share on all matters to be voted on by shareholders in general, and (ii) holders of Class A common stock are not eligible to vote on matters relating exclusively to Class B common stock and vice versa.  Since our spin-off in 2009, GGCP, Inc. has owned a majority of our outstanding Class B common stock, representing approximately 65.0% of voting control at December 31, 2022. When combined with its Class A holdings, GGCP, Inc. has approximately 72.9% of voting control at December 31, 2022.  As long as GGCP, Inc. owns a majority of the combined voting power of our common stock, it will have the ability to elect all of the members of our Board of Directors and thereby control our management and affairs, including among other things any determinations with respect to acquisitions, dispositions, borrowings, issuances of common stock or other securities, and the declaration and payment of dividends on the common stock.  The differential in voting rights and the ability of our company to issue additional Class B common stock could adversely affect the value of the Class A common stock to the extent the investors, or any potential future purchaser of our Company, view the superior voting rights of the Class B common stock to have value.

Future sales of our Class A common stock in the public market or sales or distributions of our Class B common stock could lower our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute our stockholders’ ownership in us.

We may sell additional shares of Class A common stock in subsequent public offerings. We also may issue additional shares of Class A common stock, preferred stock, or convertible debt securities. In addition, sales by our current shareholders could be perceived negatively.

No prediction can be made as to the effect, if any, that future sales or distributions of Class B common stock owned by GGCP, Inc. will have on the market price of the Class A common stock from time to time. Sales or distributions of substantial amounts of Class A common stock or Class B common stock, or the perception that such sales or distributions are likely to occur, could adversely affect the prevailing market price for the Class A common stock.

Due to the limited liquidity of our common stock, the price may fluctuate significantly.

The market price of our Class A common stock and Class B common stock may fluctuate significantly due to several factors, some of which may be beyond our control, including:

●	quarterly or annual earnings, or those of other companies in our industry;

●	actual or anticipated reductions in our revenue, net earnings and cash flow resulting from actual or anticipated declines in AUM;

●	changes in accounting standards, policies, guidance, interpretations or principles;

●	the failure of securities analysts to cover our Company or changes in financial estimates by analysts;

●	changes in earnings estimates by securities analysts or our ability to meet those estimates;

●	the operating and stock price performance of other comparable companies;

●	overall market fluctuations; and.

●	general economic conditions.

In particular, the realization of any of the risks described in these “Risk Factors” could have a significant and adverse impact on the market price of our Class A common stock and Class B common stock. In addition, the stock market in general has experienced extreme price and volume volatility that has often been unrelated to the operating performance of particular companies. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes can occur without regard to the operating performance of these companies. The price of our Class A common stock and Class B common stock could fluctuate based upon factors that have little or nothing to do with us, and these fluctuations could materially reduce our stock price.

Risks Related to Our Regulatory Environment

Changes in laws or regulations or in governmental policies could limit the sources and amounts of our revenues, increase our costs of doing business, decrease our profitability and materially and adversely affect our business.

Our business is subject to extensive regulation in the United States, primarily at the federal level, including regulation by the SEC under the Investment Company Act and the Investment Advisers Act, as well as other securities laws, by the Department of Labor, under ERISA and regulation by FINRA and other state regulators. The Funds managed by Funds Advisors are registered with the SEC as investment companies under the Investment Company Act. The Investment Advisers Act imposes numerous obligations on investment advisors, including recordkeeping, advertising and operating requirements, fiduciary and disclosure obligations, custodial requirements, and prohibitions on fraudulent activities. The Investment Company Act imposes similar obligations, as well as additional detailed operational requirements, on registered investment companies and investment advisors. In addition, our businesses are also subject to regulation by the Financial Services Authority in the United Kingdom, and we are also subject to the laws of other non-U.S. jurisdictions and non-U.S. regulatory agencies or bodies. Our failure to comply with applicable laws or regulations could result in fines, censure, suspensions of personnel or other sanctions, including revocation of our subsidiaries’ registrations as an investment advisor or broker-dealer. Industry regulations are designed to protect our clients and investors in our funds and other third parties who deal with us and to ensure the integrity of the financial markets. Our industry is frequently altered by new laws or regulations and by revisions to, and evolving interpretations of, existing laws and regulations, both in the U.S. and in other nations. Changes in laws or regulations or in governmental policies could limit the sources and amounts of our revenues including but not limited to distribution revenue under the Company Act, increase our costs of doing business, decrease our profitability and materially and adversely affect our business.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion is unaudited and should be read in conjunction with the consolidated financial statements and the notes thereto included in this report.

Introduction

Our revenues are highly correlated to the level of assets under management (“AUM”) and fees associated with our various investment products, rather than our own corporate assets.  AUM, which is directly influenced by the level and changes of the overall equity markets, can fluctuate through acquisitions, the creation of new products, the addition of new accounts or the loss of existing accounts.  Since various equity products have different fees, changes in our business mix may also affect revenues.  At times, the performance of our equity products may differ markedly from popular market indices, and this can also impact on our revenues.  It is our belief that general stock market trends will have the greatest impact on our level of AUM and hence, revenues.

Overview

Consolidated Statements of Operations

Investment advisory fees, which are based on the amount and composition of AUM in our Funds and separate, private client and wrap accounts, represent our largest source of revenues.  In addition to the general level and trends of the stock market, growth in revenues depends on good investment performance, which influences the value of existing AUM as well as contributes to higher investment and lower redemption rates and facilitates the ability to attract additional investors while maintaining current fee levels.  Growth in AUM is also dependent on being able to access various distribution channels, which is usually based on several factors, including performance and service. Historically, we have depended primarily on direct distribution of our products and services, but since 1995 have participated in third-party distribution programs, including No Transaction Fee, Broker Dealer and Bank Trust Programs. Most of our cash inflows to mutual fund products have come through these channels.  The effects of this on our future financial results cannot be determined at this time but could be material.

Advisory fees from the open-end mutual funds are computed daily based on average net assets. Advisory fees from separate, private client and wrap account clients are generally computed quarterly based on account values as of the end of the preceding or current quarter in accordance with the terms of each client’s investment advisory agreement.  These revenues are highly correlated to the stock market and can vary in direct proportion to movements in the stock market and the level of sales compared with redemptions, financial market conditions and the fee structure for AUM. Revenues derived from the equity-oriented portfolios generally have higher management fee rates than fixed income portfolios.

Distribution fees include distribution fees paid to the Company by G.distributors on the Class C shares sold of TETON Westwood Funds. Class C shares have a 12b-1 distribution plan with a service and distribution fee totaling 1%. The distributor will advance the first-years commission at the time of the sale and collect the distribution fee monthly based on the daily average AUM during the first year. The Company has agreed to reimburse the distributor for the commissions advanced and receives the monthly service and distribution fee in return. Amounts paid to the distributor are recorded as contingent deferred sales commissions in the statement of financial condition and amortized over twelve months as advanced commissions in the statement of operations. Fees collected may be higher or lower than the amounts advanced as AUM increases or decreases during the period based on the Fund’s performance.

Other income includes interest income earned primarily on short-term U.S. Treasury Bills as well as unrealized gains and losses on investments.

Consolidated Statements of Financial Condition

We ended the year with $26,995,341 in cash and cash equivalents which includes cash held at banks, U.S. Treasury Bills with maturities of three months or less and a Gabelli U.S. Treasury Money Market Fund, which invests fully in instruments issued by the U.S. government.

Stockholders’ equity was $26,562,983 on December 31, 2022 compared to $19,756,108 on December 31, 2021. The increase in stockholders’ equity from the prior year was the result of a rights offering which raised net proceeds of $4,811,477, net income of $1,600,939, stock-based compensation recognized of $463,052, less stock repurchases of $68,593.

Assets Under Management Highlights (unaudited)

	December 31,
	2022	2021	2020	2019	2018
Assets Under Management
(at year-end, in millions):
Mutual Funds:
Equities	$1,076	$1,487	$1,410	$1,873	$2,008
Fixed income	-	-	-	5	7
Separate accounts	131	204	159	177	160
Private clients	235	266	223	212	193
Wrap	36	44	37	64	67
Unified managed	20	-	-	-	-
Total	$1,498	$2,001	$1,829	$2,331	$2,435

For the five years ended December 31, 2022, our net cash inflows or outflows by product line were as follows (in millions):

	2022	2021	2020	2019	2018
Mutual Funds
Equities	$(233)	$(202)	$(449)	$(496)	$(370)
Fixed income	-	-	(5)	(2)	-
Separate accounts	(47)	10	(23)	(28)	(112)
Private clients	(1)	5	3	(23)	3
Wrap	(4)	(3)	(26)	(19)	(52)
Unified managed	24	-	-	-	-
Total net (outflows)	$(261)	$(190)	$(500)	$(568)	$(531)

For the five years ended December 31, 2022, our net appreciation and depreciation by product line were as follows (in millions):

	2022	2021	2020	2019	2018
Mutual Funds
Equities	$(179)	$279	$(12)	$360	$(367)
Fixed income	-	-	-	-	-
Separate accounts	(26)	35	4	45	(25)
Private clients	(29)	38	8	42	(11)
Wrap	(4)	10	(2)	17	(10)
Unified managed	(4)	-	-	-	-
Total net appreciation (depreciation)	$(242)	$362	$(2)	$464	$(413)

Operating Results for the Year Ended December 31, 2022 as compared to the Year Ended December 31, 2021

Revenues

Total revenues were $13,777,633 for the year ended December 31, 2022 compared to $16,438,017 for the year ended December 31, 2021, a decrease of $2,660,384 or 16.2%. The change in total revenues by revenue component was as follows:

			Increase (decrease)
(unaudited)	2022	2021	$	%
Investment advisory fees
Open-end mutual funds, net	$10,596,589	$13,301,511	$(2,704,922)	(20.3)%
Separate accounts	1,125,258	1,311,022	(185,764)	(14.2)%
Private clients	1,581,417	1,591,839	(10,422)	(0.7)%
Wrap	179,836	200,098	(20,262)	(10.1)%
UMA	26,204	-	26,204	N/A
Total investment advisory fees, net	13,509,304	16,404,470	(2,895,166)	(17.6)%
Distribution fees	22,559	30,105	(7,546)	(25.1)%
Other income, net	245,770	3,442	242,328	7040.3%
Total revenues	$13,777,633	$16,438,017	$(2,660,384)	(16.2)%

Investment Advisory Fees, net:  Investment advisory fees are directly influenced by the level and mix of AUM. Teton earns advisory fees based on the average daily AUM in the Funds and for the separate, private clients, wrap and unified managed accounts, based on the average of the ending account values for each month of the quarter or the account value as of the end of the preceding quarter.

Investment advisory fees, net was $13,509,304 for the year ended December 31, 2022 compared to $16,404,470 for the year ended December 31, 2021, a decrease of $2,895,166. This decrease is directly correlated to the decrease in average AUM.

As of December 31, 2022, our total AUM was $1.498 billion compared to $2.001 billion on December 31, 2021, a decrease of $503 million. The decrease in AUM was due to net outflows of $433 million and a decrease in the market value of the portfolios of $242 million partly offset by inflows of $172 million.

Distribution fees: Distribution fees include fees paid to the Company by G.distributors on the AUM of TETON Westwood Funds’ Class C shares sold during the year. Distribution fees were $22,559 for the year ended December 31, 2022 compared to $30,105 for the year ended December 31, 2021, a decrease of $7,546 from the prior year. The decrease in distribution fees is due to a decrease in sales of TETON Westwood Funds’ Class C shares from 2021 to 2022.

Other income, net: Other income, net includes unrealized gains and losses on investments, interest income earned from cash equivalents that were invested in a money market mutual funds, interest earned on short-term U.S. Treasury Bills and class action stock settlements. Other income, net was $245,770 for the year ended December 31, 2022 compared to $3,442 for the year ended December 31, 2021, an increase of $242,328 from the prior year. This increase was primarily related to the interest earned on money market mutual funds and short-term U.S. Treasury Bills.

Expenses

Compensation: Compensation costs include staff salaries, portfolio manager compensation, revenue share compensation, incentive compensation, stock-based compensation, director fees and employee benefits. Compensation costs were $5,030,627 for the year ended December 31, 2022 compared to $5,501,495 for the year ended December 31, 2021, a decrease of $470,868 from the prior year. The decrease in compensation is primarily related to the decrease in employee incentive compensation.

Fixed compensation costs, which include salary, taxes, benefits, and director fees, were $2,997,465 for the year ended December 31, 2022 compared to $3,198,658 for the year ended December 31, 2021, a decrease of $201,193 from the prior year. Stock based compensation was $463,052 for the year ended December 31, 2022 compared to $506,018 for the year ended December 31, 2021, a decrease of $42,966 from the prior year. The remainder of compensation costs represent variable compensation that fluctuates with net investment advisory revenues, and annual incentive compensation. Variable compensation was $1,570,110 for the year ended December 31, 2022 compared to $1,796,819 for the year ended December 31, 2021, a decrease of $226,709 from the prior year.

Marketing and Administrative Fees: Marketing and administrative fees are charges from GAMCO and paid by Teton for administration of the mutual fund activities performed by GAMCO on behalf of the TETON Westwood Funds, based on the average AUM in the Funds. These fees were $169,288 for the year ended December 31, 2022 compared to $1,436,309 for the year ended December 31, 2021, a decrease of $1,267,021 from the prior year. The decrease is due to the renegotiation of the marketing and administrative fees. As of January 1, 2022, the marketing and administration fees were renegotiated to 5.0 basis points on first $500 million and 2.5 basis points thereafter of average net assets of the Teton Westwood Funds. Prior to 2022, marketing and administration fees were 20 basis points on the first $370 million of average net assets, 12 basis points on average net assets from $370 million to $1.0 billion and 10 basis points on average net assets greater than $1.0 billion.

Average AUM in the TETON Westwood Funds for 2022 was $747.2 million, a decrease of $203.1 million from the 2021 average of $950.3 million. During 2022 and 2021, the marketing and administration fees effective rate was 2.3 basis points and 15.1 basis points, respectively of the average AUM. As the average AUM of the TETON Westwood Funds increases, these fees will decrease as a percentage of average AUM. Conversely, as the average AUM of the TETON Westwood Funds declines, these fees will increase as a percentage of average AUM.

Distribution costs: Distribution costs, which include marketing, promotion, sales commissions and intermediary distribution costs, were $1,629,606 for the year ended December 31, 2022 compared to $1,704,012 for the year ended December 31, 2021, a decrease of $74,406 from the prior year. The decrease is primarily related to the decrease in the AUM and or the decrease of intermediary accounts that hold our open-end mutual funds.

Distribution costs include intermediary and shareholder service payments made to third party distributors, wholesaler and NTF sale commissions, and related party distribution expenses. Distribution costs paid to third party distributors were $1,138,000 for the year ended December 31, 2022 compared to $1,205,575 for the year ended December 31, 2021, a decrease of $67,575 from the prior year. Wholesaler and NTF commissions for the year ended December 31, 2022 were $301,732 compared to $295,805 for the year ended December 31, 2021, an increase of $5,927 from the prior year. Related party distribution expenses were $189,874 for the year ended December 31, 2022 compared to $202,632 for the year ended December 31, 2021, a decrease of $12,758 from the prior year.

Advanced Commissions: Advanced commissions are sales commissions paid to broker-dealers for the sale of TETON Westwood Funds’ Class C shares sold. These sales commissions are capitalized and then amortized over a 1-year period. Advanced commissions for the year ended December 31, 2022 were $20,884 compared to $18,296 for the year ended December 31, 2021, an increase of $2,588 from the prior year. This increase is directly related to the increase in sales of TETON Westwood Funds’ Class C shares from 2021 to 2022.

Sub-advisory Fees: Sub-advisory fees were $2,131,362 for the year ended December 31, 2022 compared to $2,780,853 for the year ended December 2021, a decrease of $649,491. The decrease in sub-advisory fees is directly related to the decrease in average AUM of the sub-advised funds. Average AUM in the four sub-advised funds was $690.9 million in 2022 compared to $897.4 million in 2021, a decrease of $206.5 million from the prior year.

Teton has retained two sub-advisers for four of the eight Funds. Sub-advisory fees are recognized as expenses as the related services are performed. Under the first agreement, sub-advisory fees are 35% of the net investment advisory revenues of the sub-advised funds. These fees were $230,334 for the year ended December 31, 2022 compared to $256,978 for the year ended December 31, 2021, a decrease of $26,644 from the prior year due to lower average AUM. Under the second agreement, the sub-advisory fees are 0.32% of the average net assets of the sub-advised funds, these fees were $1,901,028 for the year ended December 31, 2022 compared to $2,523,875 for the year ended December 31, 2021, a decrease of $622,847 from the prior year due to lower average AUM.

Other operating expenses: Other operating expenses, including those charged by GAMCO, were $1,894,477 for the year ended December 31, 2022 compared to $1,567,796 for the year ended December 31, 2021, an increase of $326,681 from the prior year.

Depreciation and amortization expenses: Depreciation and amortization is largely comprised of the amortization related to the intangible asset – Customer Relationships. Depreciation and amortization expenses were $336,957 for the year ended December 31, 2022, compared to $358,077 for the year ended December 31, 2021, a decrease of $21,120 from the prior year. .

Impairment of intangible assets: Impairment of intangible assets, related to the KAMCO acquisition in 2017, was $400,000 for the year ended December 31, 2022 compared to zero for the year ended December 31, 2021. The 2022 impairment related to a write-down of the mutual fund management contracts.

Income Taxes

The effective tax rate was 26.0% for the year ended December 31, 2022, versus 23.7% for the year ended December 31, 2021. The increase in the tax rate is attributable to vesting of employee restricted stock awards in the current year compared to the prior year.

Net income

Net income for 2022 was $1,600,939 or $1.18 per fully diluted share, versus net income of $2,341,999 or $1.85 per fully diluted share for 2021.

Supplemental Financial Information

As supplemental information, we provide a non-U.S. generally accepted accounting principles (“non-GAAP”) performance measure that we refer to as Cash Earnings. We provide this measure in addition to, but not as a substitute for, net income reported on a U.S. generally accepted accounting principles (“GAAP”) basis. Our management and the Board of Directors review Cash Earnings to evaluate our ongoing performance, allocate resources and review our dividend policy. We believe that this non-GAAP performance measure is useful for management and investors when evaluating our underlying operating and financial performance and our available resources. We do not advocate that investors consider this non-GAAP measure without considering financial information prepared in accordance with GAAP.

In calculating Cash Earnings, we add back to net income the non-cash expense associated with the intangible amortization expense and any after-tax intangible asset impairment charges. Although depreciation on property & equipment and amortization of leaseholds are also non-cash expenses, we do not add this back when calculating Cash Earnings because those charges represent a decline in the value of the related assets that will ultimately require replacement.

The following table provides a reconciliation of net income to Cash Earnings for the years presented:

	For the Years Ended December 31,
	2022	2021
Net income	$1,600,939	$2,341,999
Add: Intangible amortization - customer relationships	325,898	325,898
Add: Impairment of intangible assets (net of tax impact)	280,200	-
Cash Earnings	$2,207,037	$2,667,897
Cash Earnings Per Fully Diluted Share	$1.62	$2.10

Liquidity and Capital Resources

Teton’s current liquidity and capital needs largely consist of compensation to our employees, sub-advisory fees, the service agreement with GAMCO and other operating expenses such as rent. Our principal assets are highly liquid in nature and consist of cash, cash equivalents and investment advisory fee receivables. Cash and cash equivalents are comprised largely of a U.S. Treasury Bills with maturities of three months or less and a U.S. Treasury money market fund managed by Gabelli Funds, LLC.

Summary cash flow data derived from our audited financial statements is as follows:

	2022	2021
Cash flows provided by (used in):
Operating activities	$3,265,962	$11,950,443
Investing activities	(2,520,366)	-
Financing activities	4,742,884	-
Increase in cash and cash equivalents	5,488,480	11,950,443
Cash and cash equivalents at beginning of year	21,506,861	9,556,418
Cash and cash equivalents at end of year	$26,995,341	$21,506,861

Cash and liquidity requirements have historically been met through cash generated by Teton’s operating activities. Cash and cash equivalents as of December 31, 2022 were $26,995,341, an increase of $5,488,480 from $21,506,861 at the prior year-end. The increase in cash was primarily due to the net proceeds received from a rights offering of $4,811,477.

Net cash provided by operating activities was $3,265,962 for the year ended December 31, 2022 compared to $11,950,443 for the year ended December 31, 2021, a decrease of $8,684,481from the prior year. The decrease is due to the reduction of Due to Broker liability of $7,999,316 from the prior year. Net income, adjusted for non-cash expenses, was a significant component of cash provided by operating activities in 2022 as well as in 2021 totaling $3,052,558 and $3,438,798, respectively.

Net cash used in investing activities was $2,520,366 for the year ended December 31, 2022, which related to the purchase of securities, and zero for the year ended December 31, 2021.

Net cash provided by financing activities was $4,742,884 and zero for the years ended December 31, 2022, and 2021, respectively. The increase was primarily due to the net proceeds received from a rights offering of $4,811,477.

Market Risk

Equity Price Risk

The Company earns substantially all of its revenue as advisory fees from our Mutual Fund assets and advisory fees from separate, private client, unified managed and wrap accounts. Such fees represent a percentage of AUM, and the majority of these assets are in equity investments. Accordingly, since revenues are proportionate to the value of those investments, a substantial increase or decrease in equity markets overall will have a corresponding effect on the Company’s revenues.

Interest Rate Risk

Our direct exposure to interest rate risk results, principally, from reinvestment risk associated with our investment of excess cash in U.S. treasury bills with maturities of three months or less and a Gabelli U.S. Treasury Money Market Fund, which invests fully in instruments issued by the U.S. government. This investment is primarily short term in nature, and the fair value of this investment generally approximates market value. The Company does not have any other significant investments. Based on December 31, 2022 cash and cash equivalents balance of $26,995,341, a 1% increase in interest rates would increase our interest income by approximately $269,953 annually, while a 1% decrease would reduce our interest income by approximately $269,953 annually.

Contractual Obligations

We are obligated to make future payments under various contracts such as our operating leases. The following table sets forth our significant contractual cash obligations as of December 31, 2022.

		For the years ended December 31,
	Total	2023	2024	2025
Contractual Obligations:
Non-cancellable operating lease obligations	$259,644	$250,736	$8,294	$614
Total	$259,644	$250,736	$8,294	$614

Critical Accounting Policies

The preparation of the consolidated financial statements included in this document requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying footnotes. Estimates and assumptions about future events and their effects cannot be perceived with certainty. Estimates may change as new events occur, as more experience is acquired, as additional information becomes available and, as Teton’s operating environment changes. Actual results could differ from estimates.

Teton believes the following are the most critical accounting policies used in the preparation of Teton’s consolidated financial statements as well as the significant judgments and uncertainties affecting the application of these policies.

Revenue Recognition – Investment Advisory Fees

Investment advisory fees are directly influenced by the level and mix of AUM as fees are derived from a contractually determined percentage of AUM for each open-end fund and separate account.  Advisory fees from the open-end mutual funds are computed daily based on average net assets and amounts receivable are included in investment advisory fees receivable in the consolidated statements of financial condition.  Advisory fees from separate, private client and wrap account clients are generally computed quarterly based on account values as of the end of the preceding or current quarter in accordance with the terms of each client’s investment advisory agreement. The amounts receivable is included in investment advisory fees receivable in the consolidated statements of financial condition. These revenues vary depending upon the level of sales compared with redemptions, financial market conditions and the fee structure for AUM. Revenues derived from the equity-oriented portfolios generally have higher management fee rates than fixed income portfolios.

Revenue Recognition – Distribution Fees

Distribution fees include fees paid to the Company by G.distributors on the AUM of the TETON Westwood Funds’ Class C shares sold. Class C shares have a 12b-1 Plan with a service and distribution fee totaling 1%. The distributor will advance the first year’s commission at the time of the sale and collect the distribution fee monthly based on the daily average AUM during the first year. The Company has agreed to reimburse the distributor for the commissions advanced and receives the monthly service and distribution fee in return. Fees collected may be higher or lower than the amounts advanced as AUM increases or decreases during the period based on the Fund’s performance.

Distribution Costs

The Company incurs certain costs which include marketing, promotion, sales commissions and intermediary distribution costs, which are expensed as incurred, principally related to the administration and sale of shares of open-end mutual funds and are included in distribution costs payable in the consolidated statements of financial condition.

Sub-advisory fees

Sub-advisory fees are either based on a predetermined percentage of net revenues (after certain expenses) or on the average net assets of the individual funds and are recognized as expenses as the related services are performed. The sub-advisory fees are paid in the month following when they are earned. Sub-advisory fees which are sub-advised by GAMCO are included in payable to affiliates in the consolidated statements of financial condition. Sub-advisory fees which are sub-advised by Westwood Management Corporation are included in accrued expenses and other liabilities in the consolidated statements of financial condition.

Income Taxes

Income tax expense is based on pre-tax financial accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions.  The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance as prescribed by U.S. generally accepted accounting principles.  Deferred tax assets and liabilities are recognized for the future tax attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or concluded.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The Company records uncertain tax positions in accordance with Accounting Standards Codification (“ASC”) Topic 740, “Income Taxes” on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes the accrual of interest on uncertain tax positions and penalties in income tax expense on the consolidated statements of operations. Accrued interest and penalties on uncertain tax positions are included within accrued expenses and other liabilities in the consolidated statements of financial condition.

Stock Based Compensation

The Company uses a fair value-based method of accounting for stock-based compensation provided to our employees.  The estimated fair value of restricted stock award grants was determined by using the closing price of Class A Common Stock (“Class A Stock”) on the date of the grant. The total expense is recognized over the vesting period for these awards. The vesting period for all grants is 40% after three years from the date of grant and 100% after five years from the date of grant.

Contingent Deferred Sales Commissions

Sales commissions are paid to broker-dealers in connection with the sale of the TETON Westwood Funds’ Class C shares. These commissions are capitalized and amortized over a period of one year, based upon the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from those Funds and from contingent deferred sales charges received from shareholders of those Funds upon redemption of their shares. Distribution plan payments received from these Funds are recorded in revenue as earned. Contingent deferred sales charges and early withdrawal charges received from redeeming shareholders of these funds are generally applied to reduce the Company’s unamortized deferred sales commission assets. Should the Company lose its ability to recover such sales commissions through distribution plan payments and contingent deferred sales charges, the value of these assets would immediately decline, as would future cash flows.  The amortization of these charges is included in advanced commissions on the consolidated statements of operations and amounted to $20,884 and $18,296 for the years ended December 31, 2022 and 2021, respectively.

Recent Accounting Developments

See Footnote A. Significant Accounting Policies – Recent Accounting Developments.

Seasonality and Inflation

We do not believe our operations are subject to significant seasonal fluctuations. We do not believe inflation will significantly affect our compensation costs, as they are substantially variable in nature. However, the rate of inflation may affect our expenses such as information technology and occupancy costs. To the extent inflation results in rising interest rates and has other effects upon the securities markets, it may adversely affect our financial position and results of operations by reducing our AUM, and related investment advisory fees.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to the information contained under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations -- Market Risk.”

Item 3. Directors and Officers

The Company’s Directors and Executive Officers are listed below.

Name	Position	Age
Executive Officers
Stephen G. Bondi	Chief Executive Officer	65
Patrick Huvane	Chief Financial Officer	55
Casey Haars	Controller	43
Tiffany Hayden	Chief Compliance Officer	40

Board of Directors
Marc Gabelli	Director	55
Stephen G. Bondi	Director	65
Vincent J. Amabile	Director	80
Aaron J. Feingold	Director	72
Herve D. Francois	Director	54
Jason D. Lamb	Director	50
Nicholas F. Galluccio	Director	72
Kevin M. Keeley	Director	56

Executive Officers

Stephen G. Bondi, CPA. Mr. Bondi, age 65, has been a director of Teton since May 2017. Mr. Bondi serves as Chief Executive Officer of Teton since April 2023. He previously served as Chief Compliance Officer & Chief Financial Officer from July 2016 to April 2023 for Mittleman Investment Management, LLC, a subsidiary of Aimia Inc., and a provider of value-oriented investment advisory services to institutional investors and high-net-worth individuals. For six years prior, Mr. Bondi was the Chief Operating Officer of van Biema Value Partners, LLC (an investment advisor specializing in deep value hedge funds) overseeing the non-investment aspects of their business. Notably, Mr. Bondi served for nearly a decade as Executive Vice President, Chief Financial Officer & Chief Compliance Officer for Asset Alliance Corporation, a multi-faceted investment management firm, and also for almost eighteen years at GAMCO Investors, Inc. and certain related entities, rising to the role of Executive Vice President of Finance and Administration. During his years at GAMCO, Mr. Bondi worked in various executive and board positions, being significantly involved with the firm’s accounting, finance, tax, compliance, and operations. He began his career as an Accountant at Spicer & Oppenheim, performing audits of investment firms. Mr. Bondi received a B.B.A. from Hofstra University and an M.B.A. from Columbia Business School. Mr. Bondi is a member of both the American Institute of CPAs and the NY State Society of CPAs and serves as a board member and on the Executive Committee of The Safe Center LI, Inc., a non-profit charitable organization advocating for and assisting the victims of domestic violence and sexual abuse.

Patrick Huvane, CFA, CPA. Mr. Huvane, age 55, has served as Chief Financial Officer of Teton since April 2019. He has also served as Co-Chief Financial Officer of Associated Capital Group, Inc. since July 2022. Mr. Huvane has also served as Senior Vice-President, Business Development at The LGL Group, Inc. since April 2019 (and appointed Executive Vice-President, Finance and Business Development from December 31, 2022). Mr. Huvane was Vice President, Finance and Accounting at LGL Systems Acquisition Corp. from September 2019 to August 2021. From 2007 to 2018, Mr. Huvane was employed at Tiptree Inc., a diversified financial services holding company, where he held various positions including Chief Accounting Officer. Mr. Huvane received a B.S. from Manhattan College and an MBA from New York University. He also served as a part-time adjunct faculty member at Manhattan College from 2008 to 2009.

Casey Haars, CPA. Mr. Haars, age 43, has served as Controller of Teton since February 2017. Mr. Haars is a finance and accounting executive with more than eighteen years of experience in the financial services sector.  He previously served as the Controller for the Keeley Companies for eight years, which managed $11B of assets.  The Keeley Companies consisted of an investment advisor, mutual funds, hedge funds and a broker-dealer.  Mr. Haars holds a B.A. from the University of Northern Iowa.

Tiffany Hayden. Ms. Hayden, age 40, has served as Chief Compliance Officer of Teton since January 2022 and has also served as Vice President – Director of Marketing since November 2021. Ms. Hayden joined Teton in 2008 and where she has served in other capacities including Managing Director and Secretary. As Chief Compliance Officer, Ms. Hayden oversees the Company’s compliance program. As Director of Marketing, she oversees shareholder services, corporate development, marketing and client service for the Company. Prior to Teton, Ms. Hayden spent three years at Trust Company of the West (TCW) as a research and marketing associate for the Value Added/Value Opportunities investment team.  Prior to TCW, she worked for Econ One in Austin, Texas on an economic research project focused on actuarial modeling.  She holds a B.A. in Economics from the University of Texas at Austin.

Board of Directors

Marc Gabelli. Mr. Gabelli, age 55, has served as a member of our Board of Directors and Chairman since 2019. Mr. Gabelli served as Chief Executive Officer of Teton from October 2021 to April 2023. He also serves in various executive roles across affiliates.

Stephen G. Bondi, CPA. Mr. Bondi’s biographical information can be found under the section for Executive Officers, above.

Vincent J. Amabile. Mr. Amabile, age 80, has been a director of Teton since May 2012. Mr. Amabile has managed a family partnership, Amabile Partners, since 2000. Prior to founding Amabile Partners, he spent six years at the investment bank, Superior Street Capital, as a Senior Advisor following 27 years managing Maro Leather Company, a private import-export company. Mr. Amabile began his career at Prudential Insurance Company in 1967, as an Investment Analyst. Mr. Amabile also serves as an advisor to GGCP, Inc. He serves on the JFK Medical Foundation Board in New Jersey and Board of Governors of Hackensack Meridian School of Medicine. He previously served on the Boards of the Gabelli Arbitrage Fund and Adelante Real Estate ETF. He holds an M.B.A. from Columbia Business School and a B.S. from Holy Cross College.

Aaron J. Feingold, M.D. Dr. Feingold, age 72, has been a director of Teton since May 2018. Dr. Feingold is President and founder of the Raritan Bay Cardiology Group located in Edison, New Jersey. It is one of the largest cardiology groups in New Jersey and specializes in all noninvasive and invasive cardiology treatments. Dr. Feingold is the Chairman of Cardiology at the Hackensack-Meridian Medical Center, JFK Division, where he directs 50 Board Certified Cardiologists. He is responsible for the business management of the cardiology practice. Furthermore, Dr. Feingold is the Director of Cardiology Strategic Integration of the Medical Center. Dr. Feingold is a graduate of Union College and received his medical degree from the Chicago Medical School-Rosalind Franklin University of Medicine and Science. Dr. Feingold performed a medical residency in Internal Medicine at New York Medical College and a Cardiology Fellowship at New York University Medical Center. He is Board Certified in Internal Medicine and Cardiology and is an elected Fellow of the American College of Cardiology, “FACC”. Dr. Feingold has been selected as a recipient of many awards and distinctions. He has authored a book and articles dealing with medical ethics and also has extensive philanthropic interests. Lastly, Dr. Feingold has been involved in real-estate land development, medical office building ownership, and investments in multiple tech startups.

Herve D. Francois. Mr. Francois, age 54, has been a director of Teton since May 2022. Mr. Francois is a multifamily real estate investor. Since 2018, Mr. Francois has personally participated in over 15 real estate transactions totaling over $3M. As well, Mr. Francois is a General Partner in five multifamily syndicated offerings with a combined value of over $95M and ownership of over 1,200 units. Mr. Francois is also a Limited Partner in three multifamily syndications totaling over $75M and a $220M mixed-use retail syndication. Mr. Francois has held positions as a Financial Analyst and Institutional Equity Sales Manager at Citigroup, Credit Suisse First Boston, and several other investment banking firms over a 23-year career on Wall Street. As a Financial Analyst, Mr. Francois covered a broad number of Technology stocks and ranked 3rd place in Stock Picking category in Wall Street Journal’s “Best Analyst’s On The Street” for 2002. Mr. Francois also led U.S. Equity Sales at Mizuho Securities and its first full year of operation, was a top producer generating over $7M in trading commissions and investment banking revenue while opening over 150 new client accounts. Mr. Francois holds an M.B.A. from Georgetown University and a B.A. in Economics from Boston College.

Jason D. Lamb. Mr. Lamb, age 50, has been a director of Teton since September 2021. Mr. Lamb is a special advisor to the LGL Systems Acquisition Corporation which successfully completed a merger with the cyber security company, IronNet Inc. in August 2021. Mr. Lamb serves as the Chief Strategy Officer for BlackSea Technologies, a private equity rollup established to develop innovative defense technologies in the maritime domain. In 2016, Mr. Lamb founded Hard Yards, a product development consultancy, and served as a systems engineering technical advisor for the Defense Advanced Research Projects Agency (DARPA) while building the consulting practice. Mr. Lamb sold the consulting business to BlackSea in April 2022. Mr. Lamb is a former Navy SEAL officer and brings more than 20 years of deep special operations and intelligence community expertise. He holds an MBA from the University of Virginia Darden School of Business with a focus on venture capital and entrepreneurial studies. Mr. Lamb also earned an M.S. in the Management of Information Technology from the University of Virginia, an M.A. in National Security and Strategic Studies from the Naval War College, and a B.S. in Political Science from the United States Naval Academy.

Nicholas F. Galluccio. Mr. Galluccio, age 72, has been a director of Teton since October 2008. From July 2008 to September 2021, Mr. Galluccio was President and Chief Executive Officer of Teton. Mr. Galluccio is the Chairman and CEO of Teton Advisors, LLC and is also the portfolio manager of the Teton Small Cap Select Value Strategy and the Keeley Teton Small-Mid Cap Value Strategy and assists on the TETON Westwood Mighty Mites Fund and Keeley Small and Mid Cap Dividend Value Funds. Mr. Galluccio joined Teton in 2008, after a 25-year career at Trust Company of the West where he was Group Managing Director, U.S. Equities, and led the investment team for the TCW SmallCap Value Added and TCW MidCap Value Opportunities equity strategies. He was senior portfolio manager and co-managed both strategies since their inception. Prior to TCW, he was with Lehman Brothers Kuhn Loeb where he was a security analyst specializing in the semiconductor industry. Prior to Lehman Brothers, Mr. Galluccio was a staff writer for Forbes magazine. He holds an M.B.A. from Columbia Business School, an M.A. from Columbia University and a B.A. from the University of Hartford. Mr. Galluccio serves on the University of Hartford Board of Regents.

Kevin M. Keeley. Mr. Keeley, age 56, has been a director of Teton since January 2019. Mr. Keeley is Chairman and CEO of Keeley Teton Advisors, LLC, an SEC registered investment adviser based in Chicago, Illinois, that manages mutual funds, pension funds, endowments, public funds, religious organizations, and high-net worth individuals. He also serves as President and Co-Chairman of the Board of Directors of the Keeley Funds, an SEC registered family of mutual funds. In addition to his roles with Keeley Teton and the KEELEY Funds, Mr. Keeley is the Managing Partner of Joley Partners, LLC, a family office entity. He joined Keeley Teton upon its operational inception on March 1, 2017 and has over 25 years of marketing and management experience. Previously, Mr. Keeley served as President (2015-2017) of Keeley Asset Management Corp. (“KAMCO”), the firm founded by his late father, John L. Keeley Jr. Before joining KAMCO in 2005, he held senior marketing and sales management roles in various professional services organizations, Lumen Technologies, Inc. (formerly Qwest Communications International, Inc.). Mr. Keeley graduated from Indiana University. Mr. Keeley serves as President and Director for the Keeley Family Foundation, a charitable not-for-profit corporation. In addition, he currently serves DePaul University both as a Trustee and a member of the Executive Advisory Board of the John L. Keeley Jr. Center for Financial Services. He serves as a Trustee of the Chicago Zoological Society where he is a member of the Finance and Investment Committee. Mr. Keeley is also a member of the Advisory Board of the Barbara G. & John L. Keeley, Jr. Center for Emergency Medicine Education at Loyola Medicine.

Executive Compensation

Compensation of Directors

Directors that are considered independent receive a fee of $1,250 for each Board meeting and $1,250 for each committee meeting and a $20,000 annual retainer. Each committee chairperson also receives $10,000 annual retainer. Directors who are also officers of Teton or any of its subsidiaries or affiliates receive no compensation for attendance at a Board or Committee meeting. The aggregate annual compensation for the Company’s directors as a group for the fiscal year ended December 31, 2022 and 2021 was $179,167 and $143,750, respectively. The group consisted of 6 and 7 non-employee directors for 2022 and 2021, respectively.

The following table sets forth the cash and non-cash compensation awarded to or earned by each individual who served as a member of our Board of Directors during the years ended December 31, 2022 and 2021, respectively.

Name	Year	Cash Compensation	Other Compensation	Total
Marc J. Gabelli	2022	$-	$-	$-
Chief Executive Officer and Chairman of the Board	2021	$-	$-	$-

Vincent J. Amabile	2022	$27,500	$-	$27,500
Director	2021	$28,750	$-	$28,750

Stephen G. Bondi	2022	$43,750	$-	$43,750
Director	2021	$42,500	$-	$42,500

Aaron J. Feingold	2022	$41,250	$-	$41,250
Director	2021	$30,000	$-	$30,000

Jason D. Lamb	2022	$31,250	$-	$31,250
Director	2021	$6,250	$-	$6,250

Herve D. Francois	2022	$17,917	$-	$17,917
Director	2021	$-	$-	$-

John Tesoro	2022	$-	$-	$-
Director	2021	$30,000	$-	$30,000

James C. Abbott	2022	$17,500	$-	$17,500
Director	2021	$6,250	$-	$6,250

Nicholas F. Galluccio	2022	$-	$-	$-
Director	2021	$-	$-	$-

Kevin M. Keeley	2022	$-	$-	$-
Director	2021	$-	$-	$-

Compensation of Executive Officers

The following table sets forth the cash and non-cash compensation awarded to or earned by: (i) each individual who served as the principal executive officer and principal financial officer of our Company during the years ended December 31, 2022 and 2021; and (ii) each other individual that served as an executive officer of our Company at the conclusion of the years ended December 31, 2022 and 2021 and who received more than $100,000 in the form of salary and bonus during such year. For purposes of this document, these individuals are the “named executive officers” of our Company.

Name	Year	Cash Compensation	Other Compensation		Total
Marc J. Gabelli	2022	$101,500	$-		$101,500
Chief Executive Officer and Chairman of the Board	2021	$-	$-		$-

Nicholas F. Galluccio	2022	$137,500	$-		$137,500
Former President and Chief Executive Officer	2021	$250,000	$-		$250,000

Patrick Huvane	2022	$190,000	$-		$190,000
Chief Executive Officer	2021	$215,000	$164,250	(1)	$379,250

Casey Haars	2022	$225,000	$-		$225,000
Controller	2021	$215,000	$109,500	(2)	$324,500

Tiffany Hayden	2022	$185,000	$-		$185,000
Chief Compliance Officer	2021	$160,000	$109,500	(3)	$269,500

(1)	Consists of 7,500 shares of Class A common stock underlying unvested RSAs granted to Mr. Huvane.

(2)	Consists of 5,000 shares of Class A common stock underlying unvested RSAs granted to Mr. Haars.

(3)	Consists of 5,000 shares of Class A common stock underlying unvested RSAs granted to Ms. Hayden.

Employment and Consulting Agreements

On January 1, 2022, the Company entered into an employment agreement with Marc Gabelli, our Chairman of the Board and Chief Executive Officer (“CEO”). Under the employment agreement, for managing or overseeing the management of investment companies or partnerships, attracting mutual fund accounts or partnership investments, attracting or managing separate accounts, providing investment banking services or otherwise generating revenues for the Company or its subsidiaries, Marc Gabelli will be paid a percentage of the revenues or net operating contribution related to or generated by such business activities (the “Revenue Fee”). In addition, the employment agreement provides that Marc Gabelli or an entity designated by him will be entitled to receive an incentive-based management fee in the amount of twenty percent (20%) of the aggregate annual earnings before interest, tax, depreciation and amortization (EBITDA), if any, as computed for financial reporting purposes in accordance with generally accepted accounting principles as applied by the Company and its subsidiaries from time to time, of the Company and each of its subsidiaries before consideration of this fee, less applicable payroll and tax deductions, accrued monthly and payable at least annually (the “Management Fee”) but in no event later than March 15 of the year following the year with respect to which the Management Fee is being paid. A committee or subcommittee (comprised solely of independent directors) of the Board of Directors of the Company will review at least annually all Management Fee payments for compliance with the terms hereof. The Management Fee is separate and distinct from the Revenue Fee. The employment agreement also provides that in the event of a change of control of the Company, Marc Gabelli would be entitled to receive a payment in an amount equal to 3% of the increase in the economic business value of the Company from the start of his employment and the consummation of the change of control.

Under the terms of the agreement above, our Chairman and CEO was due to receive $540,000 for 2022, but elected to waive $438,500 of these fees.

Item 4. Security Ownership of Management and Certain Security Holders

The following table sets forth the number and percentage of our outstanding shares of common stock beneficially owned as of December 31, 2022, by each of our executive officers and directors, as well as person known by us to be the beneficial owner of more than 5% of our outstanding common stock. Shares beneficially owned and percentage ownership are based on a total of 1,313,076 shares of Class A Stock and 329,064 shares of Class B Stock, respectively, outstanding as of December 31, 2022.

Name of Beneficial Owner	Title of Class	Number of Shares		Percentage of Class
Marc Gabelli, Non-Executive Chairman	Class A	60,065	(1)	4.57%
	Class B	22		0.01%
Patrick Huvane, Chief Financial Officer	Class A	300	(2)	0.02%
	Class B	-		-
Casey Haars, Controller	Class A	-	(3)	-
	Class B	-		-
Tiffany Hayden, Chief Compliance Officer	Class A	2,104	(4)	0.16%
	Class B	-		-
Vincent J. Amabile, Director	Class A	-		-
	Class B	212		0.06%
Stephen G. Bondi, Director and Chief Executive Officer	Class A	1,038		0.08%
	Class B	5		0.00%
Aaron J. Feingold, Director	Class A	2,000		0.15%
	Class B	-		-
Nicholas F. Galluccio, Director	Class A	124,849		9.51%
	Class B	-		-
Kevin M. Keeley, Director	Class A	97,342	(5)	7.41%
	Class B	-		-
Jason D. Lamb, Director	Class A	2,000		0.15%
	Class B	-		-
Herve D. Francois, Director	Class A	-		-
	Class B	-		-
All Executive Officers and Directors as a group (11 persons)	Class A	289,698		22.06%
	Class B	239		0.07%
Mario J. Gabelli	Class A	766,755	(6)	58.39%
	Class B	302,669	(7)	91.98%

(1)	Excludes 15,000 shares of Class A Stock underlying unvested RSAs held by Marc Gabelli.

(2)	Excludes 7,500 shares of Class A Stock underlying unvested RSAs held by Mr. Huvane.

(3)	Excludes 5,000 shares of Class A Stock underlying unvested RSAs held by Mr. Haars.

(4)	Excludes 5,000 shares of Class A Stock underlying unvested RSAs held by Ms. Hayden.

(5)	Represents (i) 87,342 shares of Class A Stock held by John L Keeley Jr. Enterprises, a company in which Mr. Keeley holds voting and dispositive power with respect to such shares, and (ii) 10,000 shares of Class A Stock held by The Keeley Family Foundation, an entity in which Mr. Keeley holds voting and dispositive power with respect to such shares.

(6)	Represents (i) 400,147 shares of Class A Stock held directly by Mario J. Gabelli and (ii) 366,608 shares of Class A Stock held by GGCP Holdings LLC (“GGCP Holdings”). Mr. Gabelli may be deemed to have beneficial ownership of the Class A Stock held by Holdings based on (i) his position as the CEO of, a director of, and the controlling shareholder of GGCP, Inc., which is the manager and the majority member of GGCP Holdings, and (ii) a certain profit interest in Holdings. Mr. Gabelli disclaims beneficial ownership of the shares owned by GGCP Holdings except to the extent of his pecuniary interest therein. Mr. Gabelli’s address is 191 Mason Street, Greenwich, CT 06830.

(7)	Represents (i) 3,643 shares of Class B Stock held directly by Mario J. Gabelli, (ii) 299,026 shares of Class B Stock held by GGCP Holdings. Mr. Gabelli may be deemed to have beneficial ownership of the Class B Stock held by GGCP Holdings based on (i) his position as the CEO of, a director of, and the controlling shareholder of GGCP, Inc., which is the manager and the majority member of GGCP Holdings, and (ii) a certain profit interest in GGCP Holdings. Mr. Gabelli disclaims beneficial ownership of the shares owned by GGCP Holdings except to the extent of his pecuniary interest therein. Mr. Gabelli’s address is 191 Mason Street, Greenwich, CT 06830.

Item 5. Certain Relationships and Related Party Transactions

Mario J. Gabelli (“Mr. Gabelli”) is the controlling stockholder of the Company through the shares he owns in his name and through his control of GGCP Holdings LLC, a wholly owned subsidiary of GGCP, Inc. (“GGCP”), a private company controlled by Mr. Gabelli. Mr. Gabelli owned approximately 24.6% of our aggregated Class A Stock and Class B Stock and GGCP Holdings LLC owned approximately 40.5% of our aggregated Class A Stock and Class B Stock as of December 31, 2022.

The Company invests a portion of its cash in a money market mutual fund managed by Gabelli Funds, LLC (“Gabelli Funds”). Gabelli Funds is owned 100% by GAMCO Investors, Inc. (“GAMCO”), a majority-owned subsidiary of GGCP. At December 31, 2022 and 2021 Teton had $2,657,826 and $2,446,624, respectively, in this money market fund and earned interest income of $24,151 and $253, respectively.

In 2022, the Company invested $1,520,447 into the Gabelli ABC Fund, which is a mutual fund managed by Gabelli Funds, LLC. The investment had an unrealized loss of $(23,393) for the year ended December 31, 2022.

In 2022, the Company invested $1,000,000 into the Gabelli Associates Fund II, LP, which is a hedge fund managed by Gabelli & Company Investment Advisers, Inc. The investment had an unrealized gain of $62,347 for the year ended December 31, 2022.

The Company pays GAMCO sub-advisory fees at an annualized rate of 0.32% of the average net assets of the TETON Westwood Mighty Mites Fund and the TETON Westwood Convertible Securities Fund. The sub-advisory fees were $1,901,028 and $2,523,875, respectively, for the years ended December 31, 2022 and 2021.

The Company has a marketing and administrative fee agreement with GAMCO which is based on the average net assets of the TETON Westwood Funds. The marketing and administrative fees paid to GAMCO were $169,288 and $1,436,309 for the years ended December 31, 2022 and 2021, respectively. The decrease in expenses is due to the renegotiation of fees charged on January 1, 2022. The effective rate for 2022 and 2021 was 2.3 and 15.1 basis points, respectively.

Teton and GAMCO have also entered into a transitional administrative and management services agreement which GAMCO provides various operational and management services. Under the agreement, Teton paid GAMCO $50,000 for each of the years ended December 31, 2022 and 2021, respectively.

Teton’s receivables and payables to affiliates are non-interest bearing and are receivable and payable on demand. At December 31, 2022 and 2021, the amount payable to GAMCO was $313,739 and $395,745, respectively. The amounts are included in the Payable to affiliates on the consolidated statements of financial condition.

G.distributors, a subsidiary of GAMCO, serves as the principal distributor for the Funds. Teton has a mutual fund distribution services agreement with G.distributors for general oversight, compliance and registration activities related to the distribution of the Keeley Funds. The fees related to the distribution services agreement were $180,000 for the years ended December 31, 2022 and 2021, respectively.

The Company pays G.distributors distribution sales fees which include wholesaler commissions, certain promotional costs, third-party mutual fund platform fees and wholesaler reimbursements related to the sales of its funds. These distribution sales fees were $311,605 and $318,437 for the years ended December 31, 2022 and 2021, respectively.

At December 31, 2022 and 2021, the amounts payable to G.distributors or the items described above were $123,204 and $71,535, respectively.

Teton receives distribution fee income from G.distributors on the TETON Westwood Funds’ Class C shares sold. For the years ended December 31, 2022 and 2021 distribution fees were $22,559 and $30,105, respectively.

At December 31, 2022 and 2021, the amounts receivable from G.distributors for the distribution fee income were $3,461 and $2,800, respectively.

We subleased office space located at One Corporate Center, Rye, New York from GAMCO and an affiliate. These sublease payments totaled $0 and $90,465 for the years ended December 31, 2022 and 2021, respectively. On December 16, 2021, we terminated both subleases.

Item 6. Other Significant Information

Not applicable.

Item 7. Financial Statements

TETON ADVISORS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 AND 2021

Together with Independent Auditor’s Report

Independent Auditor’s Report

Board of Directors

Teton Advisors, Inc.

Opinion

We have audited the consolidated financial statements of Teton Advisors, Inc. and its subsidiaries (the Company), which comprise the consolidated statements of financial condition as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings and certain internal control–related matters that we identified during the audit.

/s/ RSM US LLP

Chicago, Illinois

March 31, 2023

Teton Advisors, Inc. and Subsidiaries

Consolidated Statements of Financial Condition

As of December 31, 2022, and 2021

	2022	2021
ASSETS

Cash and cash equivalents	$26,995,341	$21,506,861
Investment advisory fees receivable	999,299	1,374,135
Distribution and shareholder service expense reimbursement receivable	44,464	53,086
Receivable from affiliates	3,461	2,800
Investment in securities	2,559,401	-
Deferred tax asset	3,183,152	3,452,913
Intangible assets, net (Note B)	2,974,011	3,699,909
Contingent deferred sales commissions	12,214	17,827
Right-of-use assets	219,368	385,352
Other assets (net of accumulated depreciation of $37,161 and $46,326, respectively)	270,445	276,039
Total assets	$37,261,156	$30,768,922

LIABILITIES AND STOCKHOLDERS’ EQUITY

Due to broker	$7,947,111	$7,999,316
Compensation payable	255,038	707,926
Payable to affiliates	436,943	395,745
Distribution costs payable	359,315	233,409
Income tax payable	67,197	23,225
Lease liabilities	253,125	447,469
Accrued expenses and other liabilities	1,379,444	1,205,724
Total liabilities	10,698,173	11,012,814

Stockholders’ equity:
Preferred stock, $0.001 par value; 350,000 and 80,000 shares authorized; respectively, none issued and outstanding	-	-
Class A common stock, $0.001 par value; 5,150,000 and 1,700,000 shares authorized; respectively
1,362,084 and 1,036,706 shares issued, respectively;
1,313,076 and 991,395 outstanding, respectively	1,310	974
Class B common stock, $0.001 par value; 2,000,000 and 800,000 shares authorized; respectively
792,000 shares issued; 329,064 and 329,092 shares outstanding, respectively	339	339
Additional paid-in capital	10,572,123	5,297,930
Treasury stock, at cost (49,008 class A shares and 443 class B shares and 45,311 class A shares and 443 class B shares, respectively)	(1,254,002)	(1,185,409)
Retained earnings	17,243,213	15,642,274
Total stockholders’ equity	26,562,983	19,756,108
Total liabilities and stockholders’ equity	$37,261,156	$30,768,922

The accompanying notes are an integral part of these financial statements.

Teton Advisors, Inc. and Subsidiaries

Consolidated Statements of Income

For the Years Ended December 31, 2022 and 2021

	2022	2021
Revenues
Investment advisory fees, net	$13,509,304	$16,404,470
Distribution fees	22,559	30,105
Other income, net	245,770	3,442
Total revenues	13,777,633	16,438,017
Operating expenses
Compensation	5,030,627	5,501,495
Marketing and administrative fees	169,288	1,436,309
Distribution expenses	1,629,606	1,704,012
Advanced commissions	20,884	18,296
Sub-advisory fees	2,131,362	2,780,853
Other operating expenses	1,894,477	1,567,796
Total operating expenses	10,876,244	13,008,761
Income before interest, taxes, depreciation, amortization and impairment	2,901,389	3,429,256
Depreciation and amortization expense	336,957	358,077
Impairment of intangible assets	400,000	-
Income before income taxes	2,164,432	3,071,179
Income tax provision	563,493	729,180
Net income	$1,600,939	$2,341,999

Net income per share:
Basic	$1.18	$1.86
Fully diluted	$1.18	$1.85

Weighted average shares outstanding:
Basic	1,357,915	1,260,988
Fully diluted	1,360,949	1,268,828

The accompanying notes are an integral part of these financial statements.

Teton Advisors, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

For the Twelve Months Ended December 31, 2022 and 2021

	Common	Common	Additional
	Stock	Stock	Paid-in	Treasury	Retained
	Class A	Class B	Capital	Stock	Earnings	Total
Balance at December 31, 2020	$974	$339	$4,791,912	$(1,185,409)	$13,300,275	$16,908,091

Net income	-	-	-	-	2,341,999	2,341,999
Stock based compensation	-	-	506,018	-	-	506,018
Balance at December 31, 2021	974	339	5,297,930	(1,185,409)	15,642,274	19,756,108

Net income	-	-	-	-	1,600,939	1,600,939
Issuance of common stock	325	-	4,811,152	-	-	4,811,477
Vesting of restricted share grants	11	-	(11)	-	-	-
Stock repurchase	-	-	-	(68,593)	-	(68,593)
Stock based compensation	-	-	463,052	-	-	463,052
Balance at December 31, 2022	$1,310	$339	$10,572,123	$(1,254,002)	$17,243,213	$26,562,983

The accompanying notes are an integral part of these financial statements.

Teton Advisors, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Twelve Months Ended December 31, 2022 and 2021

	2022	2021
Operating activities
Net income	$1,600,939	$2,341,999
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization, other	11,059	32,179
Unrealized gain on investments	(39,035)
Deferred taxes	269,761	214,408
Amortization of contingent deferred sales commission	20,884	18,296
Amortization of intangible assets	325,898	325,898
Intangible asset impairment	400,000	-
Stock based compensation expense	463,052	506,018
(Increase) decrease in operating assets:
Investment advisory fees receivable	374,836	(218,102)
Distribution and shareholder service expense reimbursement receivable	8,622	(5,319)
Income tax receivable	-	156,841
Receivable from affiliates	(661)	3,402
Contingent deferred sales commission	(15,271)	(28,062)
Right-of-use assets	165,984	668,935
Other assets	(5,465)	87,289
Increase (decrease) in operating liabilities:
Due to broker	(52,205)	7,999,316
Payable to affiliates	41,198	(38,671)
Income tax payable	43,972	23,225
Compensation payable	(452,888)	576,147
Distribution costs payable	125,906	23,616
Lease liability	(194,344)	(692,074)
Accrued expenses and other liabilities	173,720	(44,898)
Total adjustments	1,665,023	9,608,444
Net cash provided by operating activities	3,265,962	11,950,443
Investing activities
Purchase of securities	(2,520,366)	-
Net cash (used in) investing activities	(2,520,366)	-
Financing activities
Proceeds received from rights offering	5,042,910	-
Deferred rights offering costs	(231,433)	-
Stock repurchase	(68,593)	-
Net cash provided by financing activities	4,742,884	-
Net increase in cash and cash equivalents	5,488,480	11,950,443
Cash and cash equivalents at beginning of year	21,506,861	9,556,418
Cash and cash equivalents at end of year	$26,995,341	$21,506,861

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$404,480	$391,950

The accompanying notes are an integral part of these financial statements.

Teton Advisors, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Organization and Description of the Business

Teton Advisors, Inc. (“Teton” or the “Company”) (OTC OTCQX: TETAA) was formed in Texas as Teton Advisers LLC in December 1994. On March 2, 1998, Teton Advisers LLC was renamed Gabelli Advisors LLC and, on the same date, merged into Gabelli Advisers, Inc., a Delaware corporation. On January 25, 2008, Gabelli Advisers, Inc. was renamed Teton Advisors, Inc. On March 20, 2009, GAMCO Investors, Inc. (“GAMCO”) spun-off their ownership interest in Teton to its stockholders. Prior to the March 20, 2009 spin-off, the Company was a 42%-owned subsidiary of GAMCO. On February 28, 2017, Teton acquired the assets of Keeley Asset Management Corp. (“KAMCO”) in a newly formed, wholly-owned subsidiary, Keeley-Teton Advisors, LLC (“Keeley-Teton”). Keeley-Teton serves as the investment advisor for the KEELEY Funds and separately managed accounts. At the time, the acquisition expanded Teton’s product suite to eleven mutual funds under the TETON Westwood and KEELEY Funds brands (collectively referred to herein as the “Funds”), along with various separately managed account strategies.

On December 30, 2021, Teton transferred the investment management agreement with the TETON Westwood SmallCap Equity Fund and the portfolio team that managed the fund to Keeley-Teton.

On December 31, 2021, Teton transferred its advisory business, operations and personnel to a new wholly-owned subsidiary, Teton Advisors, LLC (“Teton LLC”).

Currently there are five TETON Westwood mutual funds and three KEELEY mutual funds. Unless we have indicated otherwise, or the context otherwise requires, references in this report to “the Company,” “we” or “us” collectively refer to Teton Advisors, Inc. The Company’s capital structure consists of 5,150,000 shares authorized of Class A common stock with one vote per share, 2,000,000 shares authorized of Class B common stock with ten votes per share, and 350,000 shares authorized of preferred stock.

Note A. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with the U.S. generally accepted accounting principles (“GAAP”) and include the accounts of Teton and its subsidiaries Teton LLC and Keeley-Teton. All intercompany accounts and transactions have been eliminated upon consolidation.

Reclassifications

Certain amounts in prior years may have been reclassified to conform to the current year presentation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Actual results could differ materially from those estimates.

Nature of Operations

Teton and its subsidiaries are registered investment advisers under the Investment Advisers Act of 1940. Teton LLC serves as the investment manager for four TETON Westwood mutual funds with assets under management (“AUM”) of $554.4 million and $868.6 million at December 31, 2022 and 2021, respectively. Teton also serves as the investment manager to unified managed accounts with AUM of $15.2 million and zero at December 31, 2022 and 2021, respectively. Keeley-Teton serves as the investment manager for three KEELEY mutual funds and one TETON Westwood mutual fund with total AUM of $520.5 million and $618.8 million at December 31, 2022 and 2021, respectively. Keeley-Teton also serves as the investment manager to certain separate, private client, wrap and unified managed accounts with aggregate AUM of $408.1 million and $513.6 million at December 31, 2022 and 2021, respectively. The Company’s principal market is the United States.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held at banks and brokers, U.S. Treasury Bills with maturities of three months or less and a Gabelli U.S. Treasury Money Market Fund, which invests fully in instruments issued by the U.S. government.

Due to Broker

Due to broker represents U.S. treasury bill purchases which have not been settled as of year-end.

Securities Transactions

Investments in securities are accounted for as “trading securities” and are stated at fair value, with any unrealized gains or losses reported in current period earnings in other income, net in the consolidated statements of operations. Management determines the appropriate classification of debt and equity securities at the time of purchase. Securities that are not readily marketable are stated at their estimated fair values in accordance with GAAP. Securities transactions and any related gains and losses are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the specific identified cost basis and are included in other income, net in the consolidated statements of operations.

Revenue Recognition

The Company’s revenues are derived primarily from investment advisory fees. Investment advisory fees are directly influenced by the level and mix of AUM as fees are derived from a contractually determined percentage of AUM for each open-ended fund, separate, private client and wrap account.  Advisory fees from the open-end mutual funds are computed daily based on average net assets and amounts receivable are included in investment advisory fees receivable in the consolidated statements of financial condition.  Advisory fees from separate, private client and wrap account clients are generally computed quarterly based on account values as of the end of the preceding or current quarter in accordance with the terms of each client’s investment advisory agreement. Client agreements provide for such fees to be billed in arrears or advance. Fees billed in arrears are included in investment advisory fees receivable in the consolidated statements of financial condition. Fees billed in advance are recognized as income over the quarter as the investment advisory services are performed. The Company derived approximately 98% of its total revenue from advisory fees for the year ended December 31, 2022, and approximately 99% of its total revenue from advisory fees for the year ended December 31, 2021. These revenues vary depending upon the level of sales compared with redemptions, financial market conditions and the fee structure for AUM. Revenues derived from the equity-oriented portfolios generally have higher management fee rates than fixed income portfolios. Account receivables are stated at the amount management expects to collect from outstanding balances. Management believes that all account receivables are collectible; accordingly, an allowance for doubtful accounts has not been established.

Distribution fees include distribution fees paid to the Company by G.distributors, LLC (“G.distributors”) on the TETON Westwood Funds’ Class C shares sold. Class C shares have a 12b-1 Plan with a service and distribution fee totaling 1%. The distributor will advance the first year’s commission at the time of the sale and collect the distribution fee monthly based on the daily average AUM over the first year. The Company has agreed to reimburse the distributor for the commissions advanced and receives the monthly service and distribution fee in return. Fees collected may be higher or lower than the amounts advanced as AUM increases or decreases during the year based on the Fund’s performance.

Distribution Costs

The Company incurs certain costs which include marketing, promotion, sales commissions and intermediary distribution costs, which are expensed as incurred, principally related to the administration and sale of shares of open-end mutual funds and are included in distribution costs payable in the consolidated statements of financial condition.

Sub-advisory Fees

Sub-advisory fees are based on predetermined percentages of revenues (in some cases, net of certain expenses) of the individual funds and are recognized as expenses as the related services are performed. The sub-advisory fees are paid in the month following when they are earned. Sub-advisory fees which are sub-advised by GAMCO are included in Payable to affiliates in the consolidated statements of financial condition. Sub-advisory fees which are sub-advised by Westwood Management Corporation are included in accrued expenses and other liabilities in the consolidated statements of financial condition.

Depreciation and Amortization

Fixed assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Accumulated depreciation was $37,161 and $46,326 at December 31, 2022 and 2021, respectively. Fixed assets, net of accumulated depreciation, was $16,985 and $20,015 at December 31, 2022 and 2021, respectively, which are included in other assets in the consolidated statements of financial condition. Customer relationships are intangible assets included in Intangible assets, net in the consolidated statements of financial condition and which will be amortized over their estimated useful lives using the straight-line method. Accumulated amortization was $3,742,989 and $3,417,091 at December 31, 2022 and December 31, 2021, respectively.

Intangible Assets

Intangible assets are initially measured as the excess of the cost of the acquired business over the sum of the amounts assigned to assets acquired less the liabilities assumed. Intangible assets are tested for impairment at least annually as of November 30th and whenever certain triggering events are met. In assessing the recoverability of intangible assets, projections regarding estimated future cash flows and other factors are made to determine the fair value of the assets. If the book value exceeds the fair value of the assets, an impairment charge is recorded, corresponding to the amount by which the book value exceeds the fair value.

Income Taxes

Income tax expense or benefit is based on pre-tax financial accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions.  The recognition or derecognition of income tax benefit related to uncertain tax positions is determined under the guidance as prescribed by GAAP.  Deferred tax assets and liabilities are recognized for the future tax attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or concluded.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The Company records uncertain tax positions in accordance with Accounting Standards Codification (“ASC”) Topic 740, “Income Taxes”, on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes the accrual of interest on uncertain tax positions and penalties in income tax expense on the consolidated statements of operations. Accrued interest and penalties on uncertain tax positions are included within accrued expenses and other liabilities in the consolidated statements of financial condition.

Fair Value Measurement

The Company’s assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with the Financial Accounting Standards Board’s (“FASB”) guidance on fair value measurement. The levels of the fair value hierarchy and their applicability to the Company are described below:

-	Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities.

-	Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

-	Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

-	Net asset value per share is utilized as a practical expedient to estimate the fair value of certain investments in hedge funds, which do not have readily determinable fair values. Investments that are measured at fair value using net asset value per share as a practical expedient are not classified in the fair value hierarchy.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety.  The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Earnings Per Share

Basic earnings per share is based on the weighted-average number of common shares outstanding during each period, less unvested restricted stock. Fully diluted earnings per share is based on basic shares plus the effect of any dilutive shares from the unvested restricted stock using the treasury stock method.

Stock Based Compensation

The Company uses a fair value-based method of accounting for stock-based compensation provided to employees.  The estimated fair value of the RSA grants was determined by using the closing price of Class A Common Stock on the date of the grant. The total expense is recognized over the vesting period for these awards.

Contingent Deferred Sales Commissions

Sales commissions are paid to broker-dealers in connection with the sale of TETON Westwood Funds’ Class C shares. These commissions are capitalized and amortized over a period of one year, based upon the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from those Funds and from contingent deferred sales charges received from shareholders of those Funds upon redemption of their shares. Distribution plan payments received from these Funds are recorded in revenue as earned. Contingent deferred sales charges and early withdrawal charges received from redeeming shareholders of these funds are generally applied to reduce the Company’s unamortized deferred sales commission assets. Should the Company lose its ability to recover such sales commissions through distribution plan payments and contingent deferred sales charges, the value of these assets would immediately decline, as would future cash flows. The amortization of these charges is included in advanced commissions on the consolidated statements of operations and amounted to $20,884 and $18,296 for the years ended December 31, 2022 and 2021, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents held.  The Company maintains cash equivalents in U.S. Treasury Bills with maturities of three months or less and a Gabelli U.S. Treasury Money Market Fund, which invests fully in instruments issued by the U.S. government.  The concentration of credit risk with respect to advisory fees receivable is generally limited due to the short payment terms extended to clients by the Company.

Business Segments

The Company operates in one business segment, the investment advisory and asset management business.

Allowance for Credit Losses

Accounting for Financial Instruments - Credit Losses (Topic 326) (“ASU 2016-13”), adopted by the Company in 2022 and impacts the impairment model for certain financial assets by requiring a current expected credit loss (“CECL”) methodology to estimate expected credit losses over the life of the financial asset. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset’s amortized cost. Changes in the allowance for credit losses are reported in credit loss expense on the Statement of Operations.

The Company identified fees and other receivables (including, but not limited to, receivables related to fund reimbursements, and advisory fees) as impacted by the guidance. The allowance for credit losses is based on the Company’s expectation of the collectability of financial assets including fees receivable and due from affiliates utilizing CECL framework. The Company considers factors such as historical experience, credit quality, age of the balances and economic condition that may affect the Company’s expectation of collectability in determining the allowance for credit losses. The Company’s expectation is that the credit risk associated with the receivables is not significant until they reach 90 days past due based on the contractual arrangement and expectation of collection.

As of December 31, 2022, the Company did not provide an allowance for or experience any credit losses related to any fees or receivables.

Note B. Intangible Assets

Intangible assets represent the acquisition date fair value of acquired customer relationships, mutual fund management contracts and trade name assets acquired as part of the acquisition of the business of KAMCO on February 23, 2017. These intangible assets are reflected net of amortization, where applicable. Customer relationships is a long-lived asset which will be amortized over a 9-year period. Both the mutual fund management contracts and trade name assets are indefinite-lived assets. All these intangible assets are tested for impairment at least annually. In the fourth quarter of 2022, we performed our annual review and determined that there was an impairment associated with the intangible assets. As a result, mutual fund management contracts had an impairment charge of $400,000. No impairment charges were taken in 2021.

These impairment charges are reflected in the consolidated statements of operations. The following is a summary of intangible assets on December 31, 2022:

	Weighted Average Amortization Period (years)	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount
Customer relationships	9	$7,360,000	$(3,742,989)	$(2,585,000)	$1,032,011
Mutual fund management contracts	-	12,600,000	-	(11,000,000)	1,600,000
Trade name	-	1,520,000	-	(1,178,000)	342,000
		$21,480,000	$(3,742,989)	$(14,763,000)	$2,974,011

Amortization expense for customer relationships for the years ended 2022 and 2021 is $325,898 and $325,898, respectively.

Estimated amortization expense for customer relationships over the remaining life is as follows:

For the years ended December 31,
2023	$325,898
2024	325,898
2025	325,898
2026	54,317
Total	$1,032,011

Note C. Fair Value Measurement

The following table presents information about the Company’s assets by major categories measured at fair value on a recurring basis as of December 31, 2022 and 2021 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2022

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Investments Measured at Net Asset Value	Balance as of December 31, 2022
Cash equivalents	$26,034,023	$-	$-	$-	$26,034,023

Investments in securities:
Mutual funds	1,497,054	-	-	-	1,497,054
Hedge funds	-	-	-	1,062,347	1,062,347
	1,497,054	-	-	1,062,347	2,559,401

Total assets, at fair value	$27,531,077	$-	$-	$1,062,347	$28,593,424

Assets Measured at Fair Value on a Recurring Basis as of December 31, 2021

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Investments measured at net asset value	Balance as of December 31, 2021
Cash equivalents	$19,467,182	$-	$-	$-	$19,467,182

Cash equivalents primarily consist of U.S. Treasury Bills with maturities of three months or less at the time of purchase as well as an affiliated money market fund which is invested solely in U.S. Treasuries and valued based on the net asset value of the fund. There were no transfers between any levels during the years ended December 31, 2022 or 2021.

Mutual funds that are traded on public exchanges are fair valued at the reported net asset value per share at the end of the year. Hedge funds that are not traded on public exchanges are valued by using the net asset value at the end of the year as a practical expedient. The Company’s hedge fund investment is a merger arbitrage strategy which has no commitments and a 30 days’ notice on monthly redemptions.

Note D. Income Taxes

The provision for (benefit from) income taxes for the years ended December 31, consisted of the following:

	2022	2021
Federal:
Current	$297,573	$465,828
Deferred	256,646	154,202
State and local:
Current	103,026	142,112
Deferred	(93,752)	(32,962)
Total	$563,493	$729,180

A reconciliation of the Federal statutory income tax rate to the effective tax rate is set forth below:

	2022	2021
Statutory Federal income tax rate	21.0%	21.0%
State income tax, net of Federal benefit	4.6%	5.7%
Other	0.4%	(3.0)%
Effective income tax rate	26.0%	23.7%

The Company's Federal and State income tax returns are subject to future audits for all years after 2018.

Significant components of the Company’s deferred tax assets and liabilities are as follows:

	2022	2021
Deferred tax assets:
Deferred compensation	$261,738	$345,015
Impairment of intangible assets	3,698,792	3,544,492
Capitalized acquisition costs	62,425	68,251
Total deferred tax assets	4,022,955	3,957,758
Deferred tax liabilities:
Contingent deferred sales commission	(3,210)	(4,589)
Fixed assets	11,918	16,213
Amortization of intangible assets	(830,930)	(512,303)
Other	(17,581)	(4,166)
Total deferred tax liabilities	(839,803)	(504,845)
Net deferred tax (liability) / asset	$3,183,152	$3,452,913

As of December 31, 2022 and 2021, the Company’s gross unrecognized tax benefits, excluding interest and penalties, were $675,125 and $775,132, respectively, of which $533,349 and $517,361, if recognized, would affect the Company’s effective tax rate.

Balance at December 31, 2020	895,366
Additions based on tax positions related to the current year	45,506
Reductions for tax positions of prior years	(165,740)
Balance at December 31, 2021	775,132
Additions based on tax positions related to the current year	26,106
Reductions for tax positions of prior years	(114,985)
Balance at December 31, 2022	$686,253

As of December 31, 2022, and 2021, the net liability for unrecognized tax benefits related to uncertain tax positions was $850,982 and $937,218, respectively, and is included in accrued expenses and other liabilities in the consolidated statements of financial condition.

The Company recognizes both interest and penalties with respect to unrecognized tax benefits as income tax expense.  As of December 31, 2022 and 2021, the Company had accrued a gross liability of $362,572 and $376,481, respectively, related to interest and penalties.

For the years ended December 31, 2022 and 2021, the Company recorded income tax (benefit) expense related to an (decrease) increase in its liability for interest and penalties of $(16,028) and $37,767, respectively. The amount is included in accrued expenses and other liabilities in the consolidated statements of financial condition.

As of December 31, 2022, management has not identified any potential material subsequent events that could have a significant impact on unrecognized tax benefits within the next twelve months.

Note E. Revenue

The revenue streams in the discussion below include those within the scope of ASU 2014-09, Revenue From Contracts With Customers (Topic 606)(“ASU 2014-09”). Those revenue streams deemed out of scope and excluded are investment gains (losses), dividends, and interest income, which are all included in distribution fees and other income, net.

Revenue Recognition

Revenues are recognized when the performance obligation (the investment management and advisory services provided to the client) defined by the investment advisory agreement is satisfied. For each performance obligation, we determine at contract inception whether the revenue satisfies over time or at a point in time. We derive our revenues from investment advisory fees, distribution fees and other income. Advisory fees are calculated based on a percentage of assets under management and the performance obligation is realized over the current month or calendar quarter. Once clients receive our investment advisory services, we have an enforceable right to payment.

Advisory Fee Revenues

Our advisory fees are generated by Teton LLC and Keeley-Teton, which manage client accounts under investment advisory agreements. Advisory fees are typically calculated based on a percentage of assets under management and are paid in accordance with the terms of the agreements. For mutual funds, advisory fees are accrued daily, based upon each mutual fund’s daily net assets. For other accounts, advisory fees are paid either quarterly in advance based on assets under management on the last day of the preceding quarter, or quarterly in arrears based on assets under management on the last day of the quarter just ended, subject to adjustment. We recognize advisory fee revenues as services are rendered. Since our advance paying clients’ billing periods coincide with the calendar quarter to which such payments relate, revenue is recognized within the quarter and our consolidated financial statements contain no deferred advisory fee revenues. Advisory clients typically consist of institutional and mutual fund accounts.

Institutional investor accounts typically consist of corporate pension and profit-sharing plans, public employee retirement funds, Taft Hartley plans, endowments, foundations, and individuals. Mutual funds include the TETON Westwood Funds, a family of mutual funds for which Teton Advisors, LLC serves as advisor, and the KEELEY Funds, a family of mutual funds for which Keeley-Teton Advisors, LLC serves as advisor. These funds are available to individual investors, as well as, offered as part of our investment strategies for institutional investors and private wealth accounts.

Mutual fund advisory fee revenue is net of related fund reimbursements totaling $1,456,207 and $1,510,834 for the twelve-month periods ended December 31, 2022 and 2021, respectively.

Revenue Disaggregated

The following table presents our revenue disaggregated by account type:

	For the year ended December 31,
	2022	2021
Investment advisory fees
Open-end mutual funds, net	$10,596,589	$13,301,511
Separate accounts	1,125,258	1,311,022
Private clients	1,581,417	1,591,839
Wrap	179,836	200,098
UMA	26,204	-
Total investment advisory fees, net	13,509,304	16,404,470
Distribution fees	22,559	30,105
Other income, net	245,770	3,442
Total revenues	$13,777,633	$16,438,017

Note F. Net Income per Share

	For the Years Ending December 31,
	2022	2021
Basic:
Net income attributable to Teton shareholders	$1,600,939	$2,341,999

Weighted average shares outstanding	1,357,915	1,260,988
Basic net income per share	$1.18	$1.86

Fully diluted:
Net income attributable to Teton shareholders	$1,600,939	$2,341,999

Weighted average shares outstanding	1,360,949	1,268,828
Fully diluted net income per share	$1.18	$1.85

Note G. Stockholders’ Equity

Teton has two classes of common stock: Class A and Class B.

Voting Rights

The holders of Class A common stock and Class B common stock have identical rights except that (i) holders of Class A common stock are entitled to one vote per share, while holders of Class B common stock are entitled to ten votes per share on all matters to be voted on by stockholders in general, and (ii) holders of Class A common stock are not eligible to vote on matters relating exclusively to Class B common stock and vice versa. Class B holders are entitled to convert their shares into Class A shares on a one-for-one basis.

Stock Based Compensation

During 2019, the Company made 2 RSA grants. The first grant was for 17,500 RSAs at a grant date fair value of $51.32 per share and the second grant was for 25,000 RSAs at a grant date fair value of $45.00. Both grants will vest 40% in three years and 100% in five years. As of December 31, 2022, 25,200 RSA’s are still unvested with 500 RSA’s forfeited during 2020.

During 2021, the Company made 1 RSA grant. The grant totaled 17,500 RSAs at a grant date fair value of $21.90 per share and will vest 40% in three years and 100% in five years. As of December 31, 2022, all RSA’s remain unvested.

As of December 31, 2022 and 2021, there were 42,700 and 59,500 RSAs outstanding, respectively, at an average grant price of $37.04 and $40.01 per share, respectively.

For the years ended December 31, 2022 and 2021, the Company recorded stock-based compensation expense of $463,052 and $506,018, respectively.

Dividends

During 2022 and 2021, no Class A and Class B dividends were declared.

Note H. Commitments and Contingencies

Commitments

The Company rents two office spaces, one in Greenwich, CT and the other in Chicago, IL. The office lease in Greenwich is a monthly evergreen lease which can be terminated by the Company upon 30 days written notice. The office lease in Chicago expires on December 31, 2023.

Future minimum lease payments for the next five years under these agreements at December 31, 2022 are as follows:

Total	2023
$228,950	$228,950

For the years 2022 and 2021, occupancy expenses were $259,996 and $279,305, respectively, which is included in other operating expenses in the consolidated statements of operations.

The Company has established a stock buyback program which authorizes the Company to repurchase up to 50,000 shares of Class A Common Stock. Teton entered into a Stock Repurchase Plan in compliance with Rule 10b5-1 and 10b-18 as of March 5, 2018 for the purpose of establishing a systematic trading program under which a brokerage firm will use its reasonable efforts, consistent with ordinary principles of best execution, to repurchase on behalf of Teton Advisors from time-to-time shares of common stock of Teton Advisors. As of December 31, 2022, the remaining share repurchase authorization under the program totaled 25,549 shares.

Note I. Leases

The Company reviews new arrangements at inception to evaluate whether we obtain substantially all the economic benefits of and have the right to control the use of an asset. If we determine that an arrangement qualifies as a lease, we recognize a lease liability and a corresponding asset on the lease’s commencement date. The lease liability is initially measured at the present value of the future minimum lease payments over the lease term using the rate implicit in the arrangement or, if not available, our incremental borrowing rate. An operating lease asset is measured initially at the value of the lease liability but excludes initial direct costs incurred. Additionally, certain of our leases contain options to extend or terminate the lease term that, if exercised, would result in the remeasurement of the operating lease liability.

Our operating leases contain both lease and non-lease components. Non-lease components are distinct elements of a contract that are not related to securing the use of the lease assets, such as common area maintenance and other management costs. We elected for our real estate operating leases to measure the lease liability by combining the lease and non-lease components as a single lease component. As such, we included the fixed payments and any payments that depend on a rate or index that relates to our lease and non-lease components in the measurement of the operating lease liability.

We recognize lease expense on a straight-line basis over the lease term. Operating lease expense is recognized as part of other operating expenses in our consolidated statements of operations. All of our leases are operating leases and primarily consist of a real estate lease for our corporate office in Chicago, IL and general office equipment leases. As of December 31, 2022, the weighted-average remaining lease term on these leases is approximately 1.0 year and the weighted-average discount rate used to measure the lease liabilities varies from lease to lease which ranges from 3.5% to 5.6%. Our operating lease expense for the year ended December 31, 2022 and 2021 was $205,024 and $299,001, respectively. We made lease payments of $238,781 and $322,140 during the years ended December 31, 2022 and 2021, respectively.

Our future undiscounted cash flows related to our operating leases and the reconciliation to lease liabilities as of December 31, 2022 is as follows:

For the years ended December 31,
2023	$250,736
2024	8,294
2025	614
Total future undiscounted cash flows	259,644
Less: imputed interest to be recognized in lease expense	(6,519)
Operating lease liabilities, as reported	$253,125

Note J. Related Party Transactions

Mario J. Gabelli (“Mr. Gabelli”) is the controlling stockholder of the Company through the shares he owns in his name and through his control of GGCP Holdings LLC, a wholly owned subsidiary of GGCP, Inc. Mr. Gabelli owned approximately 24.6% of Teton’s Class A and B shares and GGCP Holdings LLC owned approximately 40.5% of Teton’s Class A and B shares as of December 31, 2022. Teton invests a portion of its cash in a money market mutual fund managed by Gabelli Funds, LLC (“Gabelli Funds”). Gabelli Funds is owned 100% by GAMCO Investors, Inc. (“GAMCO”), a majority-owned subsidiary of GGCP. At December 31, 2022 and 2021 Teton had $2,657,826 and $2,446,624, respectively, in this money market fund and earned interest income of $24,151 and $253, respectively.

In 2022, the Company invested $1,520,447 into the Gabelli ABC Fund, which is a mutual fund managed by Gabelli Funds, LLC. The investment had an unrealized loss of $(23,393) for the year ended December 31, 2022, which is included in Other Income, net on the consolidated statements of operations.

In 2022, the Company invested $1,000,000 into the Gabelli Associates Fund II, LP, which is a hedge fund managed by Gabelli & Company Investment Advisers, Inc. The investment had an unrealized gain of $62,347 for the year ended December 31, 2022, and is included in Other Income, net on the consolidated statements of operations.

The Company pays GAMCO sub-advisory fees at an annualized rate of 0.32% of the average net assets of the TETON Westwood Mighty Mites Fund and the TETON Westwood Convertible Securities Fund. The sub-advisory fees were $1,901,028 and $2,523,875, respectively, for the years ended December 31, 2022 and 2021.

The Company has a marketing and administrative fee agreement with GAMCO which is based on the average net assets of the TETON Westwood Funds. The marketing and administrative fees paid to GAMCO were $169,288 and $1,436,309 for the years ended December 31, 2022 and 2021, respectively. The decrease in expenses is due to the renegotiation of fees charged on January 1, 2022. The effective rate for 2022 and 2021 was 2.3 and 15.1 basis points, respectively.

Teton and GAMCO have also entered into a transitional administrative and management services agreement which GAMCO provides various operational and management services. Under the agreement, Teton paid GAMCO $50,000 for each of the years ended December 31, 2022 and 2021, respectively.

Teton’s receivables and payables to affiliates are non-interest bearing and are receivable and payable on demand. At December 31, 2022 and 2021, the amount payable to GAMCO was $313,739 and $395,745, respectively. The amounts are included in the Payable to affiliates on the consolidated statements of financial condition.

G.distributors, a subsidiary of GAMCO, serves as the principal distributor for the Funds. Teton has a mutual fund distribution services agreement with G.distributors for general oversight, compliance and registration activities related to the distribution of the Keeley Funds. The fees related to the distribution services agreement were $180,000 for the years ended December 31, 2022 and 2021, respectively.

The Company pays G.distributors distribution sales fees which include wholesaler commissions, certain promotional costs, third-party mutual fund platform fees and wholesaler reimbursements related to the sales of its funds. These distribution sales fees were $311,605 and $318,437 for the years ended December 31, 2022 and 2021, respectively.

At December 31, 2022 and 2021, the amounts payable to G.distributors or the items described above were $123,204 and $71,535, respectively. The amounts are included in the Payable to affiliates on the consolidated statements of financial condition.

Teton receives distribution fee income from G.distributors on the TETON Westwood Funds’ Class C shares sold. For the years ended December 31, 2022 and 2021 distribution fees were $22,559 and $30,105, respectively.

At December 31, 2022 and 2021, the amounts receivable from G.distributors for the distribution fee income were $3,461 and $2,800, respectively.

Note K. Other Matters

The Company has entered into arrangements with various third parties many of which provide for indemnification of the third parties against losses, costs, claims and liabilities arising from the performance of obligations under the agreements.  The Company has had no claims or payments pursuant to these or prior agreements and believes the likelihood of a claim being made is remote. The Company’s estimate of the value of such agreements is de minimis, and therefore an accrual has not been made in the consolidated financial statements.

Note L. Subsequent Events

The Company has evaluated events and transactions through March 31, 2023, the date the consolidated financial statements were issued, for potential recognition or disclosure in the consolidated financial statements, as required by GAAP.

Item 8. Exhibits

Index to Exhibits

Exhibit No.	Exhibit Description
2.1	Articles of Organization of Teton Advisers LLC, dated September 14, 1994.*
2.2	Articles of Amendment to Articles of Organization of Teton Advisers LLC, dated November 7, 1997.*
2.3	Certificate of Incorporation of Gabelli Advisers, Inc. dated December 31, 1997.*
2.4	Certificate of Merger of Gabelli Advisers LLC into Gabelli Advisers, Inc. dated January 28, 1998.*
2.5	Certificate of Amendment of Certificate of Incorporation of Gabelli Advisers, Inc. dated January 25, 2008.*
2.6	Amended and Restated Articles of Incorporation of Teton Advisors, Inc. dated as of January 22, 2009.*
2.7	Amendment to Amended and Restated Articles of Incorporation of Teton Advisors, Inc. dated as of February 6, 2017.*
2.8	Amendment to Amended and Restated Articles of Incorporation of Teton Advisors, Inc. dated as of May 18, 2017.*
2.9	Amendment to Amended and Restated Articles of Incorporation of Teton Advisors, Inc. dated as of May 24, 2022.*
2.10	Amended and Restated Bylaws of Teton Advisors, Inc. dated October 16, 2008.*
2.11	Amendment to Amended and Restated By-laws of Teton Advisors, Inc. dated February 2, 2017.*
4.1	Form of Subscription Rights Certificate.*
6.1	Investment Advisory Agreement, dated October 6, 1994, by and between The Westwood Funds and Teton Advisers LLC.*
6.2	Investment Sub-Advisory Agreement, dated October 6, 1994, by and between The Westwood Funds, Teton Advisers LLC and Westwood Management Corp.*
6.3	Investment Advisory Agreement, dated February 25, 1997, by and between The Westwood Funds and Teton Advisers LLC.*
6.4	Investment Advisory Agreement, dated May 11, 1998, by and between The Gabelli Westwood Funds and Gabelli Advisers, Inc.*
6.5	Investment Sub-Advisory Agreement, dated March 1, 2017, by and between The TETON Westwood Funds, Teton Advisors, Inc. and Gabelli Funds, LLC.*
6.6	Investment Advisory Agreement, dated October 1, 2018, by and between Keeley Funds, Inc. and Keeley-Teton Advisors, LLC.*
6.7	Transitional Administrative and Management Services Agreement, dated February 19, 2009, by and between GAMCO Investors, Inc. and Teton Advisors, Inc.*
6.8	Separation and Distribution Agreement, dated February 19, 2009, by and between GAMCO Investors, Inc. and Teton Advisors, Inc.*
6.9	Service Mark and Name License Agreement, dated February 19, 2009, by and between GAMCO Investors, Inc. and Teton Advisors, Inc.*
6.10	Mutual Fund Distribution Services Agreement, dated March 1, 2017, by and between Keeley-Teton Advisors, LLC and G.distributors, LLC.*
6.11	Contribution Agreement, dated December 30, 2021, by and between Teton Advisors, Inc. and Teton Advisors, LLC.*
6.12	Lease Agreement, dated July 23, 2018, by and between Chicago BT Property, LLC and Keeley Teton Advisors, LLC.*
6.13	Teton Advisors, Inc. Amended and Restated Stock Award and Incentive Plan.*
8.1	Subscription Agent Agreement.*
10.1	Power of Attorney (set forth on signature page of this offering statement).*
11.1	Consent of RSM US LLP.*
11.2	Consent of Olshan Frome Wolosky LLP (included in the opinion filed as Exhibit 12.1).*
12.1	Opinion of Olshan Frome Wolosky LLP.*
99.1	Form of Instructions for Use of Subscription Rights Certificates.*
99.2	Form of Letter to Registered Holders.*
99.3	Form of Letter to Brokers and Other Nominee Holders.*
99.4	Form of Letter to Clients of Brokers and Other Nominee Holders.*
99.5	Form of Beneficial Owner Election Form.*
99.6	Form of Nominee Holder Certification.*
99.7	Form of Notice of Guaranteed Delivery.*

*	Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 28, 2023.

Teton Advisors, Inc.

By:	/s/ Stephen Bondi
	Name:	Stephen Bondi
	Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen Bondi and Patrick Huvane, and each of them (with full power to act alone), as his or her true and lawful attorneys-in-fact and agents, with full powers of substitution and re-substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Regulation A Offering Statement on Form 1-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-law and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, as amended, this Offering Statement has been signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ Stephen Bondi	Chief Executive Officer	April 28, 2023
Stephen Bondi	(principal executive officer)

/s/ Patrick Huvane	Chief Financial Officer (principal financial officer)	April 28, 2023
Patrick Huvane

/s/ Casey Haars*	Controller (principal accounting officer)	April 28, 2023
Casey Haars

/s/ Marc Gabelli	Chairman of the Board	April 28, 2023
Marc Gabelli

/s/ Vincent J. Amabile*	Director	April 28, 2023
Vincent J. Amabile

/s/ Aaron J. Feingold*	Director	April 28, 2023
Aaron J. Feingold

/s/ Nicholas F. Galluccio*	Director	April 28, 2023
Nicholas F. Galluccio

/s/ Kevin M. Keeley*	Director	April 28, 2023
Kevin M. Keeley

/s/ Jason D. Lamb*	Director	April 28, 2023
Jason D. Lamb

/s/ Herve D. Francois*	Director	April 28, 2023
Herve D. Francois

*By:	/s/ Stephen Bondi
Stephen Bondi
Attorney-in-Fact